
03029739

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banco Venezolano de Credito, S. A.

*CURRENT ADDRESS No. 7 Monjas a San Francisco
Sur 2
Caracas, Venezuela

**FORMER NAME

**NEW ADDRESS


PROCESSED
SEP 11 2003
THOMSON FINANCIAL

FILE NO. 82- 4422 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
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DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/29/03

82-4422

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A.
AND ITS GRAND CAYMAN BRANCH

Financial Statements
as of December 31 and June 30, 2001
together with Report of
Independent Public Accountants

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A.
AND ITS GRAND CAYMAN BRANCH

FINANCIAL STATEMENTS
DECEMBER 31 AND JUNE 30, 2001

CONTENTS



ANDERSEN

Porta, Cachafeiro, Laría y Asociados
Firma Miembro de Andersen

Avenida Blandin
Torre CorpBanca Piso 21
La Castellana
Caracas- Venezuela

Tel 58 212 2068500
Fax 58 212 2068540

(Translation of a report and financial statements originally issued in Spanish)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of
Banco Venezolano de Crédito, S.A.C.A.:

We have audited the accompanying balance sheets of Banco Venezolano de Crédito, S.A.C.A. and its Grand Cayman branch, as of December 31 and June 30, 2001, and the related statements of income and allocation of net income, stockholders' equity and cash flows for the six-month periods then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 2 to the accompanying financial statements, the Bank presents its financial statements in conformity with accounting standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions, which differ, in some aspects, from accounting principles generally accepted in Venezuela.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco Venezolano de Crédito, S.A.C.A. and its Grand Cayman branch as of December 31 and June 30, 2001, and the results of their operations and their cash flows for the six-month periods then ended in conformity with accounting standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions.

As explained in Notes 1 and 27, on December 26, 2001, the Superintendence of Banks and Other Financial Institutions, upon approval from the Board of Financial Regulation, authorized the merger of Banco Venezolano de Crédito, S.A.C.A. with its affiliates Sogecrédito, C.A. de Arrendamiento Financiero and Soficrédito Banco de Inversión, C.A., and its conversion into a universal bank. Consequently, the new entity resulting from the merger and subsequently converted into a universal bank, will assume all of the assets, liabilities and obligations of the merged entities, which is expected to be completed in January 2002.

Our audits were made for the purpose of forming an opinion on the basic financial statements, stated in historical amounts, of Banco Venezolano de Crédito, S.A.C.A. and its Grand Cayman branch taken as a whole. The supplemental pro forma information, included in Exhibits I to V, referred to the financial statements adjusted for inflation, is presented upon request of the Venezuelan Superintendence of Banks and Other Financial Institutions for purposes of additional analysis. This supplemental information is based on the historical financial statements, adjusted to incorporate the inflation effects on the basic financial information. We have reviewed the entries prepared to reflect such adjustments and, in our opinion, the entries have been properly applied to the historical financial statements.

PORTA, CACHAFEIRO, LARÍA Y ASOCIADOS
A MEMBER FIRM OF ANDERSEN



Mercedes E. Rodríguez S.
Public Accountant
CPC N° 17299
Registered with the National Securities
Commission under N° R- 894
and the Superintendence of
Banks and Other Financial
Institutions under N° CP 564

January 15, 2002 (except for Note 28
as to which the date is January 24, 2002)

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

BALANCE SHEETS – DECEMBER 31 AND JUNE 30, 2001
(Stated in thousands of historical bolivars)

ASSETS	December 31, 2001	June 30, 2001
CASH AND DUE FROM BANKS:		
Cash	16,948,442	14,454,321
Banco Central de Venezuela (Note 3)	60,837,393	41,820,694
Due from domestic banks and other financial institutions	5,321,884	3,714,915
Due from foreign banks and correspondents	16,023,227	34,826,042
Due from main office and branches	-	-
Clearing house funds	31,873,831	27,524,062
(Allowance for cash and due from banks)	(65,165)	(1,210)
	130,939,612	122,338,824
INVESTMENT SECURITIES (Note 4):		
Trading securities	-	-
Available-for-sale securities	55,494,407	1,809,657
Held-to-maturity securities	59,611,570	80,836,352
Other securities	10,700,000	23,000,000
Restricted cash investments	23,029,372	11,861,237
(Allowance for investment securities)	-	-
	148,835,349	117,507,246
LOAN PORTFOLIO (Note 5):		
Current loans	199,611,060	196,737,376
Restructured loans	1,448,563	1,494,283
Past-due loans	1,487,669	1,498,370
Loans in litigation	2,175,575	2,075,994
(Allowance for loan portfolio)	(7,709,774)	(7,054,824)
	197,013,093	194,751,199
INTEREST AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	25,979	51,908
Accrued interest receivable from investment securities	634,209	403,725
Accrued interest receivable from loan portfolio	3,747,111	2,025,170
Commissions receivable	276,468	795,605
Accrued interest receivable from other accounts receivable	139,075	367,001
(Allowance for accrued interest receivable from loan portfolio and other)	(25,150)	(20,500)
	4,797,692	3,622,909
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES (Note 6):		
Investments in subsidiaries and affiliates	7,694,763	5,599,414
Investments in branches	-	-
(Allowance for investments in subsidiaries, affiliates and branches)	(28,301)	(28,300)
	7,666,462	5,571,114
FORECLOSED ASSETS (Note 8)	5,685,605	2,973,748
PROPERTY AND EQUIPMENT (Note 9)	18,167,872	22,536,997
OTHER ASSETS (Note 10)	6,077,940	3,821,031
	519,183,625	473,123,068
MEMORANDUM ACCOUNTS (Note 16):		
Contingent debit accounts	134,094,273	143,817,412
Trust assets	1,127,797,592	1,075,382,346
Trusts	-	19,229,279
Other memorandum debit accounts	814,563,447	968,346,569
	2,076,455,312	2,206,775,606

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2001	June 30, 2001
CUSTOMERS' DEPOSITS (Note 11):		
Deposits in current accounts	206,255,307	184,036,789
Other demand obligations	16,683,498	32,901,546
Money transaction table obligations	-	-
Savings deposits	106,580,445	86,775,184
Time deposits	5,607,707	3,468,317
Securities issued by the Bank	-	-
Restricted customers' deposits	32,075,069	26,628,670
	367,202,026	333,810,506
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS (Note 12):		
Obligations with domestic financial institutions up to one year	29,109,646	26,098,766
Obligations with domestic financial institutions over one year	-	-
Obligations with foreign financial institutions up to one year	95,663	100,378
Obligations with foreign financial institutions over one year	-	-
Obligations resulting from other borrowings up to one year	-	-
Obligations resulting from other borrowings over one year	-	-
	29,205,309	26,199,144
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	549,238	2,104,668
INTEREST AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	24,478	48,059
Accrued expenses for obligations with Banco Central de Venezuela (BCV)	-	-
Accrued expenses for obligations and deposits with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	23,686	16,698
Accrued expenses for other financial intermediation obligations	17,933	-
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for subordinated obligations	-	-
	66,097	64,757
ACCRUAL AND OTHER LIABILITIES (Note 13)	20,234,403	17,972,487
Total liabilities	417,257,073	380,151,562
STOCKHOLDERS' EQUITY (Note 14):		
Paid-in capital	29,484,000	29,484,000
Uncapitalized equity contributions	145,613	145,613
Capital reserves	24,890,485	23,931,431
Retained earnings	47,546,072	39,448,551
Unrealized net loss in valuation of available-for-sale securities	(139,618)	(38,089)
Total stockholders' equity	101,926,552	92,971,506
	519,183,625	473,123,068
CONTRA MEMORANDUM ACCOUNTS	2,076,455,312	2,206,775,606

The accompanying notes (1 to 29) are an integral part of these financial statements.

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2001
(Stated in thousands of historical bolivars, except for amounts per share)

	December 31, 2001	June 30, 2001
FINANCIAL INCOME:		
Cash and due from banks	1,587,153	1,491,220
Investment securities	6,207,937	4,310,013
Loan portfolio	25,457,797	15,385,764
Other accounts receivable	793,558	1,332,102
Investments in subsidiaries, affiliates and branches	-	-
Main office, branches and agencies	-	-
Other	135,262	517,339
	34,181,707	23,036,438
FINANCIAL EXPENSES:		
Customers' deposits	4,289,692	2,595,944
Obligations with Banco Central de Venezuela	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	863,075	500,687
Other financial intermediation obligations	12,087	11,196
Subordinated obligations	-	-
Obligations convertible into capital	-	-
Main office, branches and agencies	-	-
Other	7,409	5,016
	5,172,263	3,112,843
Gross financial margin	29,009,444	19,923,595
RECOVERY OF FINANCIAL ASSETS	540,044	516,342
PROVISION FOR UNCOLLECTIBLE AND DEVALUATED FINANCIAL ASSETS:		
Provision for uncollectible loans and other accounts receivable	-	-
Provision for reconciling items	52,698	-
	52,698	-
Net financial margin	29,496,790	20,439,937
LESS- OPERATING EXPENSES:		
Personnel	11,796,794	9,746,334
Operating	8,767,475	7,455,384
Payments to Fondo de Garantía de Depósitios y Protección Bancaria	575,177	518,292
Payments to the Superintendence of Banks and Other Financial Institutions	52,859	52,859
	21,192,305	17,772,869
Financial intermediation margin	8,304,485	2,667,068
OTHER OPERATING INCOME (Note 15)	16,007,657	13,007,805
OTHER OPERATING EXPENSES	4,852,279	2,780,768
Gross margin	19,459,863	12,894,105
EXTRAORDINARY INCOME	-	-
EXTRAORDINARY EXPENSES	23,300	76,980
Gross income before income taxes	19,436,563	12,817,125
INCOME TAXES	255,462	1,650,000
Net income	19,181,101	11,167,125
ALLOCATION OF INCOME, net:		
Legal reserve (Note 14)	959,054	558,356
Statutory profit- sharing- Board of Directors	1,817,336	1,055,280
	1,817,336	1,055,280
Retained earnings-		
Undistributed and restricted surplus	8,202,356	4,776,745
Surplus to be applied	8,202,355	4,776,744
	16,404,711	9,553,489
	19,181,101	11,167,125
NET EARNINGS PER SHARE (in bolivars)	325	197
AVERAGE OF OUTSTANDING SHARES FOR THE SIX-MONTH PERIOD (in thousands)	58,968	56,581

The accompanying notes (1 to 29) are an integral part of these financial statements.

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2001
(Stated in thousands of historical bolivars)

	Paid-in capital	Uncapitalized equity contributions	Capital reserves	Retained earnings			Unrealized loss in available-for-sale investment securities	Total stockholders' equity
				Undistributed and restricted surplus	Surplus to be applied	Total		
LANCES, as of December 31, 2000	25,272,000	145,613	23,373,074	19,862,964	12,412,064	32,275,028	(108,141)	80,957,574
Net income for the six-month period	-	-	-	-	11,167,125	11,167,125	-	11,167,125
Transfer to legal reserve	-	-	558,357	-	(558,357)	(558,357)	-	-
Statutory profit-sharing - Board of directors	-	-	-	-	(1,055,280)	(1,055,280)	-	(1,055,280)
Dividends declared (Note 14)-								
Cash	-	-	-	-	(2,864,160)	(2,864,160)	-	(2,864,160)
Stocks	4,212,000	-	-	(4,212,000)	-	(4,212,000)	-	-
Unrealized net income in the valuation of available-for-sale investment securities	-	-	-	-	-	-	70,052	70,052
Recording of the unrealized income from equity participation accrued through December 31, 2000, as instructed by SUDEBAN	-	-	-	4,696,195	-	4,696,195	-	4,696,195
Transfer of 50% of the income for the six-month period to the undistributed and restricted surplus account (Note 14)	-	-	-	4,776,745	(4,776,745)	-	-	-
LANCES, as of June 30, 2001	29,484,000	145,613	23,931,431	25,123,904	14,324,647	39,448,551	(38,089)	92,971,506
Net income for the six-month period	-	-	-	-	19,181,101	19,181,101	-	19,181,101
Transfer to legal reserve	-	-	959,054	-	(959,054)	(959,054)	-	-
Statutory profit-sharing - Board of directors	-	-	-	-	(1,817,336)	(1,817,336)	-	(1,817,336)
Dividends declared (Note 14)-								
Cash	-	-	-	-	(8,255,520)	(8,255,520)	-	(8,255,520)
Stocks	-	-	-	-	-	-	-	-
Unrealized net income in the valuation of available-for-sale investment securities	-	-	-	-	-	-	(101,529)	(101,529)
Unrealized income from equity participation	-	-	-	(51,670)	-	(51,670)	-	(51,670)
Transfer of 50% of the income for the six-month period to the undistributed and restricted surplus account (Note 14)	-	-	-	8,202,355	(8,202,355)	-	-	-
LANCES, as of December 31, 2001	29,484,000	145,613	24,890,485	33,274,589	14,271,483	47,546,072	(139,618)	101,926,552

The accompanying notes (1 to 29) are an integral part of these financial statements.

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2001
(Stated in thousands of historical bolivars)

	December 31, 2001	June 30, 2001
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
Net income for the six-month period	19,181,101	11,167,125
Adjustments to reconcile net income to cash provided by operating activities-		
Provision for uncollectible and devaluated financial assets	52,698	-
Depreciation and amortization	3,049,863	1,834,978
Equity participation for the six-month period	(2,084,543)	-
Loss from sale of shares in subsidiaries	19,665	-
Net change in trading securities	-	628,916
Net change in other assets	(2,461,922)	(193,390)
Net change in interest and commissions receivable	(1,318,508)	(361,086)
Net change in accruals and other liabilities	2,945,643	(1,857,164)
Net change in interest and commissions payable	1,340	(10,306)
Statutory earnings	(1,817,336)	(1,055,280)
Net cash provided by operating activities	17,568,001	10,153,793
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Net change in customers' deposits	33,391,520	28,907,642
Net change in other borrowings	3,006,165	5,401,974
Net change in other financial intermediation obligations	(1,555,430)	940,359
Dividends paid	(8,255,520)	(2,864,160)
Net cash provided by financing activities	26,586,735	32,385,815
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Loans granted for the period	(484,679,438)	(590,054,990)
Loans collected for the period	481,762,594	575,031,195
Net change in available-for-sale securities	(53,786,279)	13,300,539
Net change in held-to-maturity securities	21,224,782	(18,311,018)
Net change in other investment securities	12,300,000	6,700,000
Net change in restricted cash investments	(11,168,135)	(4,871,237)
Dividends received from subsidiaries	502,425	-
Capital contributions in subsidiaries	(600,000)	(263,387)
Sale of shares in subsidiaries	15,435	-
Additions to property and equipment and foreclosed assets, net	(1,125,332)	(11,999,572)
Net cash used in investing activities	(35,553,948)	(30,468,470)
Net increase in cash and due from banks	8,600,788	12,071,138
CASH AND DUE FROM BANKS, at the beginning of the six-month period	122,338,824	110,267,686
CASH AND DUE FROM BANKS, at the end of the six-month period	130,939,612	122,338,824

The accompanying notes (1 to 29) are an integral part of these financial statements.

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A.
AND ITS GRAND CAYMAN BRANCH

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31 AND JUNE 30, 2001

1. INCORPORATION AND PURPOSE:

Banco Venezolano de Crédito, S.A.C.A. is an association with authorized capital incorporated in Caracas on June 4, 1925. The principal business purpose of the Bank and its foreign branch is to conduct operations and banking business as allowed by laws. Banco Venezolano de Crédito, S.A.C.A. is domiciled in Caracas and has incorporated branches and agencies within the country and in Grand Cayman.

Banco Venezolano de Crédito, S.A.C.A. is a Commercial Bank, subject to the General Law of Banks and Other Financial Institutions, Financial Regulation Law and Trust Law, and subject to the applicable regulations of the Venezuelan Superintendence of Banks and Other Financial Institutions and Banco Central de Venezuela. Additionally, the Bank is registered with the National Securities Commission (Comisión Nacional de Valores) and is listed on the Caracas Stock Exchange. Accordingly, it is also subject to the Capital Market Law and the standards of the National Securities Commission.

During an Extraordinary Stockholders' Meeting held on July 26, 2001, stockholders approved the merger of Banco Venezolano de Crédito, S.A.C.A. with Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero; as well as the subsequent conversion of Banco Venezolano de Crédito, S.A.C.A., into a universal bank, upon compliance with requirements and formalities provided by the Board of Financial Regulation and the Superintendence of Banks and Other Financial Institutions.

On December 26, 2001, the Superintendence of Banks and Other Financial Institutions, through Resolution N° 271.01, published in Official Gazette of the Bolivarian Republic of Venezuela N° 37354 dated December 28, 2001, authorized the merger of Banco Venezolano de Crédito, S.A.C.A with its affiliates Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero under the terms and conditions approved by the Board of Financial Regulation during meeting N° 292 dated December 18, 2001. Likewise, the Superintendence approved converting Banco Venezolano de Crédito, S.A.C.A. into a universal bank. Consequently, the Bank will assume the total assets, liabilities and obligations of its affiliates under the terms and modalities previously agreed. The merged affiliates will be extinguished, once the new entity resulting from the merger is registered and converted into a universal bank, which is expected to be completed in January 2002 (see Notes 27 and 28).

The Bank and its Branch are members of Grupo Banco Venezolano de Crédito and carry out transactions with other members of the Group.

2. ACCOUNTING PRINCIPLES AND PRACTICES:

Basis of presentation

The accompanying financial statements have been prepared in accordance with the accounting practices provided by the Venezuelan Superintendence of Banks and Other Financial Institutions. Some of these practices differ from generally accepted accounting principles in Venezuela commonly applied in the preparation of financial statements of other industries. The most significant difference is the non-recognition of the inflation effects on the financial statements as basic information but as supplemental information. (see Exhibits I to IV).

Chattels and real estate granted in payment must be amortized over a maximum term of one and three years, respectively, pursuant to the provisions of the Accounting Manual for Banks and Other Financial Institutions. After that term, they must be removed from the books. Generally Accepted Accounting Principles do not provide for the amortization and disposal of said assets. Consequently, as of December 31 and June 30, 2001, total assets of the Bank adjusted for inflation are underestimated by Bs. 10,654 million and 3,519 million, respectively; surplus to be applied is underestimated by Bs. 5,382 million and Bs. 1,378 million, respectively, and the net income is underestimated by Bs. 5,271 million and 2,140 million, respectively.

A summary of the most important policies and practices followed by the Bank and its Branch in the preparation of their financial statements is as follows:

Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of combination or integration

The financial statements include the accounts of Banco Venezolano de Crédito, S.A.C.A. and its Grand Cayman branch. For combination or integration purposes of the accounts of the Bank with its foreign branch, which accounting records are stated in United States of America dollars, the financial statements of such branch have been translated into bolivars applying the year-end exchange rate.

The exchange rates applied by the Bank as of December 31 and June 30, 2001, for the conversion of the financial statements of the foreign branch were Bs. 757.00 and Bs. 718.00, per US dollar, respectively.

Changes in accounting policies and practices

For the six-month period ended June 30, 2001, pursuant to instructions from the Superintendence of Banks and Other Financial Institutions, the Bank started using the equity method for the valuation of its investments in affiliates on which the Bank has significant influence, but less than 20% ownership. Consequently, the Bank increased its investments by Bs. 4,696 million corresponding to cumulative equity participation as of December 31, 2000 on its affiliates, credited to the Bank's undistributed and restricted surplus at that date.

Cash and equivalents

For the purposes of the statements of cash flows, the Bank considers as cash and equivalents highly liquid placements represented by cash in local and foreign currency, gold in coins and bars, deposits in Banco Central de Venezuela, demand deposits in banks and other financial institutions and clearing house funds.

Investment securities

Investment securities are classified into three categories: trading, available-for-sale and held-to-maturity. This classification is based on the management's intent with respect to these securities at acquisition date. Those investment securities acquired to obtain benefits from short-term price fluctuations are classified as trading securities and carried at fair market value; the unrealized gains/losses are included in income. Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are accounted for at amortized cost of premiums or discounts. Available-for-sale securities are not classified as trading or held-to-maturity, are accounted for at fair market values and the unrealized gains/losses are included in stockholders' equity.

Other investment securities are represented by time deposits and obligations issued by local financial institutions and recorded at their cost value, which is equivalent to their realization value.

Restricted cash investment securities are represented by time deposits in foreign financial institutions to cover foreign exchange forward contracts, and recorded at their acquisition cost that is equivalent to their nominal value.

Permanent reductions of the fair values of available-for-sale or held-to-maturity securities are charged to income as they arise.

Repurchase-resale agreements

The Bank enters into short-term purchases of securities under agreements to resell (resale agreements) and sales of securities under agreements to repurchase (repurchase agreements). The amounts placed to purchase securities under resale agreements are recorded in the "Restricted cash investments" caption. The Bank monitors the credit risk of the counter-parties of the purchase contracts under resale agreements in order to evaluate whether it is necessary to adjust the book value of the repos agreement to the market value of the values related to the resale agreements.

Allowance for loan portfolio and contingent portfolio

The allowance for loan portfolio and contingent portfolio is maintained at levels adequate to cover potential losses in loans determined on the basis of the standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions. Management determines the adequacy of such estimation through specific credit reviews, recent loss experience, current economic conditions, risk characteristics of loan categories, fair value of guarantees received and other important factors. The allowance for loan portfolio is increased with charges to income and is reduced by losses recognized in the portfolio.

In addition to the specific provisions determined on the basis mentioned in the previous paragraph, the provision for loan portfolio includes a general provision, that is not under 2% of the loan portfolio granted before September 1, 1999 plus 1% on the gross loan portfolio increase effective from the aforementioned date, and pursuant to Communication N° SBIF-CJ-7727 dated September 1, 1999 and Resolution N° 198/99 published in Official Gazette N° 36726 dated June 18, 1999. The general provision is equivalent to 1.9% of the total loan portfolio.

The general provision for contingent loans is recorded based on 1% of the balance of said portfolio and is shown in the "Accruals and other liabilities" caption.

Derivatives

In the normal course of business, the Bank enters into forward foreign currency contracts for negotiation purposes and to manage the exposure risk in foreign currency (hedging).

The forward foreign currency contracts for negotiation purposes and those that do not meet the necessary conditions to be classified as hedging are recorded at their fair value. Fair value is determined by calculating for each forward, the forward exchange rate at which the Bank would pact a similar operation on the basis of the current flow value discounted for the remaining term from the year-end until the maturity date, obtaining the unrealized gain or loss from the difference between the year-end spot rate and the forward rate obtained thereby.

For December 31, 2001, unrealized gain from valuation of these investments are deferred in the "Accruals and other liabilities" caption, while unrealized losses are recognized in the income for the period as incurred. For June 30, 2001, gains and losses resulting from the valuation of these investments are recognized in the income for the period as they arise. These gains or losses are recorded in the "Other operating income" and "Other operating expenses" captions, as applicable.

Forward foreign currency contracts qualified as hedging contracts are recorded in the memorandum accounts at their notional value. Gains or losses resulting from forward foreign currency contracts for hedging purposes are deferred and amortized during the contract's effectiveness.

Investments in unconsolidated affiliates and subsidiaries

Investments in other financial institutions of the same Group less than 20% owned by the Bank but where the Bank maintains common members in the Board of Directors, are recorded in the "Investment in subsidiaries, affiliates and branches" caption, since its influence on the affiliate's decisions is considered as significant. From June 30, 2001, said investments are recorded through the equity method, according to which the participation in the investment is recognized in the income within the "Other operating income" or "Other operating expenses" captions, as applicable, and dividends are credited to the investment account as declared. Pursuant to the Superintendence of Banks and Other Financial Institutions, income from equity participation in subsidiaries or affiliates is reclassified to the "Restricted surplus" account until they are available through the payment of dividends by subsidiaries or affiliates, when it is reclassified to the "Surplus to be applied" account.

Foreclosed assets

Foreclosed assets are mainly composed by real estate received in payment and by abandoned assets. Assets received in payment are recorded at the lower of book value owed by the borrower, market value, legal foreclosure value or appraisal value. Abandoned assets are recorded at the lower of book or realization value. Improvements or additions that may increase the useful life of assets or their realization value, are added to the cost of the related asset. The costs derived from maintaining these assets are expensed as incurred. According to current regulations, real estate received in payment must be sold within a maximum term of three years, period in which they are amortized, while abandoned assets use are removed from the asset accounts after 24 months.

Property and equipment

Property and equipment in this category are owned by the Bank for its use and are recorded at acquisition cost, and depreciated using the straight-line method based on the estimated useful lives of assets. Expenditures for maintenance and repairs are charged directly to income and improvements and renewals that may increase the capacity of service and efficiency or extend the useful life, are added to the cost of the related properties. Upon sale or disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income.

Deferred expenses

Deferred expenses mainly include disbursements for organization, installation and software expenses and leasehold improvements, which are not recognized as expenses as paid but are allocated to future periods, since the benefits derived thereof extend further than the period in which they were incurred. Deferred expenses are recorded at cost and are amortized over a maximum term of four years.

Provision to cover other uncollectibility and devaluation risks

Management determines the adequacy of the provision to cover potential losses of collectibility or recoverability of other assets through the application of criteria similar to those applied for the loan portfolio, as applicable, and considering the evaluation of other relevant factors. The allowance for other assets increases for charges to income and reduces for losses recognized of said assets through the related write-offs. Additionally, Management determines the allowance for other assets based on the analysis of their aging in conformity with the requirements of the Venezuelan Superintendence of Banks and Other Financial Institutions.

Accrual for labor indemnities

Accrual for labor indemnities is recorded based upon the actual obligation in accordance with the Organic Labor Law and the current collective contract. The Bank has simple labor indemnities deposited in a trust in the name of its employees. Penalty indemnities paid for unjustified dismissals are charged to expenses as paid.

Income taxes

The provision for income taxes is calculated on the basis of net taxable income determined pursuant to the current Venezuelan tax law. Income taxes have been determined on the basis of the individual income of the Bank rather than on a combined basis with the Branch. The income tax liability calculated on this basis is shown in the "Accruals and other liabilities" caption.

Due to the uncertainty as to its recover, the Bank does not recognize in its books the deferred asset originated by temporary differences between the income tax expense calculated on the net income and the taxable income for the period determined according to tax provisions.

Retirement pension plan

The costs of the non-contributive pension plan are calculated on the basis of actuarial studies. For the last actuarial calculation made by the Bank, dated June 30, 2000, the annual effective discount and increase rates used for the calculation of the obligation for the projected long-term benefit were 13% and 9%, respectively.

Trust assets

Trust assets are valued based on the same standards the Bank uses to value its own assets, except for the loan portfolio, for which no general provision was created given that Management considered it as non applicable, and investment securities which are recorded at the acquisition cost, adjusted for the premium or discount amortization, as applicable, pursuant to the standards provided by the Superintendence of Banks and Other Financial Institutions.

Financial income and expense

Interest income and expense are recorded in the period earned, depending on the nature of the operations generating the income or expense.

Interests on past due loans and loans in litigation are recorded in memorandum accounts and are recognized as income as collected. Additionally, the Bank provisions accrued interests based on the risk classification percentage determined for the loan portfolio that originated them, except for accrued interests on the portfolio with a loss risk over 15% (classified as actual risk, high risk and irrecoverable), which are fully provisioned.

Loans included in high risk or irrecoverable categories according to the portfolio classification, do not bear any income from accrued interests, even if they are current or restructured. Likewise, accrued interests from such loans shall be provisioned for the same percentage applied to said loans before being reclassified to high risk and irrecoverable categories. Accrued interests earned after said reclassifications will be booked in the related memorandum accounts.

As provided by Banco Central de Venezuela, the Bank agrees asset and liability interest rates with clients, taking into consideration the financial market conditions.

Other income

Income from commissions, income provided by the sale of Bank's assets and miscellaneous income from services or recovery of disposed or depreciated assets, are recorded as collected or extinguished in the "Other operating income" caption.

Transactions and balances in foreign currency

Foreign currency transactions are recorded at the exchange rate in effect at the transaction date. At year-end, foreign currency balances are adjusted at the exchange rate in effect in the free exchange market using the purchase quotations published by Banco Central de Venezuela to that date. The resulting exchange gain or loss must be recorded in income in the period earned or incurred.

As of December 31 and June 30, 2001, the exchange rates used by the Bank were Bs. 757.00 and Bs. 718.00, respectively, per US dollar, respectively.

The foreign currency balances included in the balance sheets as of December 31 and June 30, 2001, are detailed in Note 23.

Net earnings per share

Net earnings per share presented in the accompanying statements of income and allocation of net income, have been determined by dividing the net results for the six-month period by the average number of outstanding shares existing during the six-month periods ended December 31 and June 30, 2001.

3. RESERVE BALANCES AND OTHER DEPOSITS MAINTAINED IN BANCO CENTRAL DE VENEZUELA:

Under the General Law of Banks and Other Financial Institutions, credit institutions are required to maintain certain levels of cash liquidity pledged in favor of Banco Central de Venezuela (B.C.V.), as provided by such institute through special resolutions. As of December 31 and June 30, 2001, these reserve balances were fixed by Banco Central de Venezuela at 17% of the weekly average of deposits, customers' deposits, obligations or liability operations carried out by the institution. The reserve balance must be made in US dollars when the above-mentioned liabilities have been contracted in foreign currency.

On August 9, 2001, Banco Central de Venezuela issued Resolution N° 01-08-01, determining that credit institutions must maintain a special reserve equivalent to 30% of the total amount of deposits, customers' deposits or liability obligations made by public sector entities.

The reserve balance corresponding to 6% of deposits, customers' deposits, obligations or liability operations subject to ordinary reserve balance in conformity with the provisions of resolution N° 99-08-03, issued by B.C.V., bears an interest rate equivalent to the weighted average liability rate, paid for savings and time deposits by commercial and universal banks, during the week previous to the reserve balance creation.

As of December 31 and June 30, 2001, the reserve balances required by Banco Central de Venezuela amount to Bs. 50,212 million and Bs. 39,839 million, respectively. The Bank maintained balances available in Banco Central de Venezuela to cover the reserve balances.

4. INVESTMENT SECURITIES:

Investments in debt securities, shares and others, have been classified in the financial statements based on management's intent. As of December 31 and June 30, 2001, investment securities as represented as follows:

	December 31, 2001	June 30, 2001
	(Thousands of bolivars)	
Investment securities-		
Available-for-sale securities	55,494,407	1,809,657
Held-to-maturity securities	59,611,570	80,836,352
Other investment securities	10,700,000	23,000,000
Restricted cash investment securities	23,029,372	11,861,237
	148,835,349	117,507,246

Available-for-sale investment securities as of December 31 and June 30, 2001, stated at their fair market value, are detailed as follows:

As of December 31, 2001

	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(Thousands of bolivars)		
Available-for-sale investment securities-				
Securities issued or guaranteed by the Venezuelan Government--				
Treasury bills (nominal value of Bs. 12,196 million and annual yields ranging between 17% and 29.81%)	12,147,897	1,568	(5,590)	12,143,875[1]
National Public Debt Bonds (nominal value of Bs. 3,123 million and annual yields of 32.85%)	2,974,657	-	(117,113)	2,857,544[1]
	15,122,554	1,568	(122,703)	15,001,419
Obligations issued by foreign financial institutions--				
American Express (nominal value of Bs. 3,785 million, US$ 5,000,000 and annual yields of 2.43%)	3,777,908	1,758	-	3,779,666[2]
Obligations issued by domestic private nonfinancial companies (annual yields ranging between 20% and 24.23%)--				
C.A. Electricidad de Caracas, S.A.C.A. (nominal value of Bs. 800 million)	793,675	-	(24,709)	768,966[1]
Deforsa (nominal value of Bs. 900 million)	913,597	39,703	-	953,300[1]
	1,707,272	39,703	(24,709)	1,722,266

[1] The fair value is equivalent to the current value of future cash flows discounted.

	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(Thousands of bolivars)		
Obligations issued by foreign private nonfinancial companies (annual yields between 1.75% and 4.25%)-				
General Motors Acceptance (with nominal value of Bs. 3,785 million, US$ 5,000,000)	3,781,118	21	-	3,781,139[2]
General Electric Capital (with nominal value of Bs. 3,785 million, US$ 5,000,000)	3,781,404	-	(795)	3,780,609[2]
Coca-Cola Enterprises Inc. (with nominal value of Bs. 3,785 million, US$ 5,000,000)	3,773,628	-	(5,850)	3,767,778[2]
7 Eleven, Inc. (with nominal value of Bs. 3,785 million, US$ 5,000,000)	3,774,545	-	(5,291)	3,769,254[2]
Procter & Gamble Co. (with nominal value of Bs. 3,785 million, US$ 5,000,000)	3,779,191	-	(2,405)	3,776,786[2]
Ford Motors Credit Corporation (with nominal value of Bs. 2,271 million, US$ 3,000,000)	2,267,436	-	(47)	2,267,389[2]
Daimler Chrysler N.A. (with nominal value of Bs. 3,785 million, US$ 5,000,000)	3,774,343	891	-	3,775,234[2]
Monsanto Co, (with nominal value of Bs. 3,785 million, US$ 5,000,000)	3,757,279	-	(4,109)	3,753,170[2]
	28,688,944	912	(18,497)	28,671,359
Participation in domestic private nonfinancial companies--				
C.A. Electricidad de Caracas, S.A.C.A. (2,097,076 shares with a nominal value of Bs. 100 each and a 0.02% capital share)	583,450	60,232	(245,238)	398,444[3]
ADR´s de Siderúrgica Venezolana (SIVENSA), S.A.C.A. (6,150 ADR'S with a nominal value of Bs. 1,400 each and a 1% capital share)	7,475	-	(363)	7,112[3]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "A" (430,937 shares with a nominal value of Bs. 100 each and a 0.08% capital share)	1,832	2,715	(1,961)	2,586[3]
Corporación Venezolana de Cementos, S.A.C.A. (CEMEX), Typo II (76 shares with a nominal value of Bs. 100 each and a 0.01% capital share)	16	2	(7)	11[3]
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares with a nominal value of Bs. 10 each and a 0.01% capital share)	34,089	5,723	(14,125)	25,687[3]
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares with a nominal value of Bs. 10 each and a 0.01% capital share)	40,770	8,901	(13,431)	36,240[3]
Caja Venezolana de Valores, S.A., (21,167 shares with a nominal value of Bs. 10,000 each)	134,482	-	-	134,482[3]
Corporación Suiche 7B, C.A., (10,450 shares with a nominal value of Bs. 1,000 each)	9,925	-	-	9,925[3]
Corporación Industrial de Energía, C.A., (661,122 shares with a nominal value of Bs.10 each)	5,201	-	-	5,201[3]
Desarrollos del Sol, C.A., (90 shares with a nominal value of Bs. 100 each and a 9% capital share)	9	-	-	9[3]
	817,249	77,573	(275,125)	619,697
Other--				
Pledge Bond (32,571,429 kilos of white corn at Bs. 175 per Kg.)	5,520,098	179,902	-	5,700,000[4]
	55,634,025	301,416	(441,034)	55,494,407

[2] The fair value corresponds to the quotation value in the stock exchange.
[3] The fair value corresponds to the quotation value in the stock exchange.
[4] The fair value corresponds to the quotation value in the Agriculture Exchange.

As of June 30, 2001

	Acquisition cost	Unrealized gross gain	Unrealized gross loss	Fair market value/book value
		(Thousands of bolivars)		
Available-for-sale investment securities-				
Obligations issued by domestic private nonfinancial companies (annual yields of 16.46%)-- Deforsa (nominal value of Bs. 960 million)	953,318	-	-	953,318[5]
Participation in domestic private nonfinancial companies--				
C.A. Electricidad de Caracas, S.A.C.A. (2,097,076 shares with a nominal value of Bs. 100 each and a 0.02% capital share)	583,450	60,232	(85,860)	557,822[6]
ADR's de Siderúrgica Venezolana (SIVENSA), S.A.C.A. (6.150 ADR'S with a nominal value of Bs. 1,400 each and a 1% capital share)	7,475	-	-	7,475[6]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "A" (430,937 shares with a nominal value of Bs. 100 each and a 0.08% capital share)	1,832	2,715	(1,745)	2,802[6]
Corporación Venezolana de Cementos, S.A.C.A. (CEMEX), Type II (76 shares with a nominal value of Bs. 100 each and a 0.01% capital share)	16	-	-	16[6]
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares with a nominal value of Bs. 10 each and a 0.01% capital share)	34,089	4,320	(4,320)	34,089[6]
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares with a nominal value of Bs. 10 each and a 0.01% capital share)	40,770	-	(13,431)	27,339[6]
Caja Venezolana de Valores, S.A., (21,167 shares with a nominal value of Bs. 10,000 each)	211,670	-	-	211,670[5]
Corporación Suiche 7B, C.A. (10,450 shares with a nominal value of Bs. 1,000 each)	9,925	-	-	9,925[5]
Corporación Industrial de Energía, C.A. (661,122 shares with a nominal value of Bs.10 each)	5,201	-	-	5,201[5]
	894,428	67,267	(105,356)	856,339
	1,847,746	67,267	(105,356)	1,809,657

[5] The fair value is equivalent to the acquisition since no official market value is available.
[6] The fair value corresponds to the quotation value in the Caracas stock exchange.

As of December 31 and June 30, 2001, the participation percentage in Caja Venezolana de Valores, S.A., Corporación Suiche 7B, C.A. and Corporación Industrial de Energía, C.A., does not exceed 1% of the related stockholders' equity.

For the six-month period ended December 31, 2001, the Bank recognized Bs. 77 million on the income for the period corresponding to the permanent loss for shares in Caja Venezolana de Valores, S.A., which was recorded in the "Other operating expenses" caption.

On November 15, 2001, the Bank granted and transferred 243 shares of Desarrollos del Sol, C.A. at their nominal value of Bs.100 each, to an insurance company. As a result, the Bank's current capital stock is represented by 90 shares.

Maturities for available-for-sale investment securities, are as follows:

	December 31, 2001		June 30, 2001	
	Acquisition cost	Fair market value	Acquisition cost	Fair market value
	(Thousands of bolivars)			
Up to six months	50,134,845	50,294,898	-	-
Between six months and one year	793,676	768,967	-	-
Between one and five years	3,888,255	3,810,845	953,318	953,318
Without defined maturity (shares)	817,249	619,697	894,428	856,339
	55,634,025	55,494,407	1,847,746	1,809,657

For the six-month periods ended December 31 and June 30, 2001, the Bank sold available-for-sale securities for Bs. 504,849 million and Bs. 147,320 million respectively, recording Bs. 1,680 million and Bs. 480 million, respectively, in the "Other operating income" caption as realized gain resulting from said sale. Additionally, the Bank recorded losses from the sale of such securities for approximately Bs. 398 million and Bs. 154 million, respectively, which were recorded in the "Other operating expenses" caption for the six-month periods then ended.

Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are detailed as follows:

As of December 31, 2001

	Amortized cost/book value	Unrealized gross gain	Unrealized gross loss	Fair market value
		(Thousands of bolivars)		
Held-to-maturity investment securities-				
Time deposits in foreign financial institutions (with annual yields ranging between 1.73% and 2.56%, and a nominal value of US$ 73,205,760 Bs. 55.417 million)--				
HSBC Bank Panama	20,033,749	-	-	20,033,749[7]
Barclays Bank PLC Miami	11,159,011	-	-	11,159,011[7]
Chase Manhattan Bank	20,439,000	-	-	20,439,000[7]
Standard Chartered Bank	3,785,000	-	-	3,785,000[7]
	55,416,760	-	-	55,416,760
Obligations issued by domestic private nonfinancial companies (with annual yields ranging between 4.24% and 26.23%, nominal value of US$ 2,333,750, Bs. 1,766 million)--				
Mercantil Servicios Financieros, C.A.	2,431,000	-	-	2,431,000[8]
CANTV Finance LTD	756,754	-	-	756,754
Corporación Venezolana de Cementos, S.A.C.A. (CEMEX)	1,007,056	-	-	1,007,056[8]
	4,194,810	-	-	4,194,810
	59,611,570	-	-	59,611,570

[7] The fair value is equivalent to nominal value.
[8] The fair value is equivalent to the current value of future cash flows discounted.

As of June 30, 2001

	Amortized cost/book value	Unrealized gross gain	Unrealized gross loss	Fair market value
		(Thousands of bolivars)		
Held-to-maturity investment securities-				
Time deposits in foreign financial institutions (with annual yields ranging between 3.50% and 4.25% and nominal value of US$ 110,584,894, Bs. 79,399 million)--				
HSBC Bank Panama	18,302,655	-	-	18,302,655[9]
Barclays Bank, PLC	13,344,105	-	-	13,344,105[9]
Chase Manhattan Bank	22,258,000	-	-	22,258,000[9]
ING Bank, NV, Curacao	14,360,000	-	-	14,360,000[9]
ABN Amro Bank, NV, Chicago	5,391,193	-	-	5,391,193[9]
Dresdner Bank Panama	2,154,000	-	-	2,154,000[9]
Rabobank Nederland, New York Branch	3,590,000	-	-	3,590,000[9]
	79,399,953	-	-	79,399,953
Obligations issued by domestic private nonfinancial companies (with annual yields of 8.875% and a nominal value of US$ 1,000,000 Bs. 718 million)--				
C.A. Nacional Teléfonos de Venezuela (CANTV)	716,382	9,516	-	725,898[10]
Financial Obligations issued by decentralized government entities (with annual yields of 10.625% and a nominal value of US$ 1,000,000 Bs. 718 million)--				
Bariven – Bonds of the Bolivarian Republic of Venezuela	720,017	20,959	-	740,976[10]
	80,836,352	30,475	-	80,866,827

During the second six-month period of 2001, the Bank transferred the balance of corporate debt securities issued by Mercantil Servicios Financieros, C.A. for a total of Bs. 2,431 million, originally recorded in "Available-for-sale investment securities" to the "Held-to-maturity investment securities" account. Said reclassification did not have any effect in the income, and was authorized by the Superintendence of Banks and Other Financial Institutions, through communication N° SBIF-G15-9963 dated December 20, 2001.

[9] *The fair value is equivalent to nominal value.*

[10] The fair value is equivalent to the quotation value in the stock exchange.

Maturities for held-to-maturity investment securities are as follows:

	December 31, 2001		June 30, 2001	
	Amortized cost	Fair market value	Amortized cost	Fair market value
	(Thousands of bolivars)			
Less than one year	57,180,570	57,180,570	79,399,953	79,399,953
Between one and five years	2,431,000	2,431,000	1,436,399	1,466,874
	59,611,570	59,611,570	80,836,352	80,866,827

The value as per books of other investment securities, stated at their fair value, is as follows:

	December 31, 2001	June 30, 2001
	(Thousands of bolivars)	
Other investment securities-		
Time deposits in domestic financial institutions with annual yields ranging between 19% and 21.50%, for December 2001 (between 17% and 18%, for June 2001)--		
ABN Amro Bank N.V.	5,700,000[11]	-
Banco de Venezuela, S.A.C.A.	2,000,000[11]	-
Banco Exterior, C.A.	-	6,000,000[11]
Banco Mercantil, S.A.	-	4,000,000[11]
	7,700,000	10,000,000
Obligations issued by domestic financial institutions with annual yields ranging between 21% and 30%, for December 2001 (between 17% and 17,50%, for June 2001)--		
Banco Exterior, C.A.	2,000,000[11]	-
Corp Banca, C.A.	1,000,000[11]	-
Banco Plaza, C.A.	-	2,000,000[11]
Banco Mercantil, S.A.	-	7,000,000[11]
ABN Amro Bank N.V.	-	4,000,000[11]
	3,000,000	13,000,000
	10,700,000	23,000,000

[11] The fair value is equivalent to nominal value.

Restricted cash investment securities are composed as follows:

	December 31, 2001		June 30, 2001	
	Cost	Market value	Cost	Market value
	(Thousands of bolivars)			
Restricted cash investment securities-				
Securities purchased under agreements to resell--				
Banco Central de Venezuela (Repos of the National Public Debt Bonds) with yields of 18.79% and a nominal value of 1,000 million	1,000,000	1,000,000[12]	-	-
Other--				
Time deposits in foreign financial institutions with annual yields ranging between 1.30% and 3.60% and with nominal values of US$ 29,100,888 for December 2001 (between 3.87% and 4% and nominal values of US$ 16,519,829 for June 2001)				
Barclays Bank PLC Miami	3,028,000	3,028,000[13]	11,861,237	11,861,237
Brown Brothers Harriman	18,925,000	18,925,000[13]	-	-
Chase Manhattan Bank (Mastercard)	76,372	76,372[13]	-	-
	23,029,372	23,029,372	11,861,237	11,861,237

Maturities for restricted cash investment securities are as follows:

	December 31, 2001		June 30, 2001	
	Cost	Market value	Cost	Market value
	(Thousands of bolivars)			
Up to six months	1,000,000	1,000,000	11,861,237	11,861,237
Between six months and one year	22,029,372	22,029,372	-	-
	23,029,372	23,029,372	11,861,237	11,861,237

Restricted cash investment securities are represented by time deposits maintained in foreign financial institutions to cover foreign currency forward exchange transactions.

The Bank controls the concentration of credit risk of its investments through the creation of approval, supervision and control mechanisms. The Bank has focused its investment activities mainly on securities issued by the Venezuelan Government, domestic public organisms and time deposits and other obligations issued by foreign financial institutions. As of December 31 and June 30, 2001, 60% and 97%, respectively, of investment securities are focused on fixed deposits and obligations issued by financial institutions, as shown in the accompanying details of said investments. 87% and 79% of said investments are placed in foreign financial institutions.

[12] The fair value is equivalent to the value of the repurchase/resale agreement.
[13] The fair value is equivalent to nominal value.

5. LOAN PORTFOLIO:

The loan portfolio is mainly composed of loans and discounts granted to private entities in accordance with the Bank's objectives. The loan portfolio is classified, on the basis of the economic activity, as follows:

	December 31, 2001	June 30, 2001
	(Thousands of bolivars)	
Commercial	72,760,419	62,334,467
Industrial	46,823,838	52,752,156
Agriculture	23,393,433	16,187,012
Services	17,570,434	20,743,090
Consumer credits	6,832,287	5,753,184
Mines and hydrocarbons	6,373,134	4,356,655
Construction	3,387,514	13,728,133
Miscellaneous	27,581,808	25,951,326
	204,722,867	201,806,023
Allowance for loan portfolio	(7,709,774)	(7,054,824)
	197,013,093	194,751,199

As of December 31 and June 30, 2001, miscellaneous balance includes Bs. 9,243 million and Bs. 8,052 million, respectively, corresponding to mortgage loans to employees.

A detail of the loan portfolio classified according to the type of loan is shown as follows:

	December 31, 2001	June 30, 2001
	(Thousands of bolivars)	
Time loans	142,211,592	145,211,358
Agricultural loans	23,393,433	16,187,012
Current account credits	14,437,919	12,573,417
Loans to directors and employees	9,242,871	8,051,595
Credit cards	6,832,287	5,753,184
Loans in installments	5,357,000	9,196,193
Bills discounted	1,838,266	2,441,043
Letters of credit issued and traded	654,764	2,222,453
Discounts and purchases of bills	599,296	-
Loans for time assets sale	155,439	169,768
	204,722,867	201,806,023
Allowance for loan portfolio	(7,709,774)	(7,054,824)
	197,013,093	194,751,199

A detail of the loan portfolio, classified according to the type of guarantee is presented as follows:

As of December 31, 2001

	Total	Unsecured	Type of guarantee Pledge	Mortgage	Collateral
	(Thousands of bolivars)				
Current	199,611,060	60,969,956	41,062,137	13,242,871	84,336,096
Restructured	1,448,563	1,090,076	-	358,487	-
Past-due	1,487,669	151,750	772,665	250,439	312,815
In litigation	2,175,575	874,025	-	544,950	756,600
	204,722,867	63,085,807	41,834,802	14,396,747	85,405,511
Allowance for loan portfolio	(7,709,774)				
	197,013,093				

As of June 30, 2001

	Total	Unsecured	Type of guarantee Pledge	Mortgage	Collateral
	(Thousands of bolivars)				
Current	196,737,376	69,514,421	36,201,578	11,112,857	79,908,520
Restructured	1,494,283	1,090,075	-	404,208	-
Past-due	1,498,370	207,158	784,734	172,113	334,365
In litigation	2,075,994	831,680	-	670,150	574,164
	201,806,023	71,643,334	36,986,312	12,359,328	80,817,049
Allowance for loan portfolio	(7,054,824)				
	194,751,199				

A detail of the loan portfolio, classified according to its maturity is shown as follows:

As of December 31, 2001

	Total	Up to 30 days	Between 31 and 60 days	Between 61 and 90 days	Between 91 and 180 days	Between 181 and 360 days	Over 360 days
Current	199,611,060	113,708,050	24,710,044	10,713,339	22,796,245	18,697,205	8,986,177
Restructured	1,448,563	328,028	-	-	30,460	-	1,090,075
Past-due	1,487,669	501,945	21,018	413,527	299,024	79,777	172,378
In litigation	2,175,575	125,000	-	-	120,775	1,149,350	780,450
	204,722,867	114,663,023	24,731,062	11,126,866	23,246,504	19,926,332	11,029,080
Allowance for loan portfolio	(7,709,774)						
	197,013,093						

As of June 30, 2001

	Total	Up to 30 days	Between 31 and 60 days	Between 61 and 90 days	Between 91 and 180 days	Between 181 and 360 days	Over 360 days
Current	196,737,376	111,071,489	19,637,385	10,827,920	23,195,423	15,194,771	16,810,388
Restructured	1,494,283	328,027	-	-	-	-	1,166,256
Past-due	1,498,370	660,781	-	521,719	6,462	5,042	304,366
In litigation	2,075,994	888,250	-	1,062,744	-	-	125,000
	201,806,023	112,948,547	19,637,385	12,412,383	23,201,885	15,199,813	18,406,010
Allowance for loan portfolio	(7,054,824)						
	194,751,199						

The rollforward of allowance for loan losses is shown as follows:

	December 31, 2001	June 30, 2001
	(Thousands of bolivars)	
Balance, at the beginning of the six-month period	7,054,824	6,978,735
Plus-		
Increase of provision--		
With charge to income	-	-
Transfers of provision "Accruals and other liabilities"	654,950	76,089
Balance, at the end of the six-month period	7,709,774	7,054,824

As of December 31 and June 30, 2001, the allowance for loan portfolio includes approximately Bs. 3,702 million and Bs. 3,735 million, respectively, corresponding to general provisions.

During the six-month periods ended December 31 and June 30, 2001, the Bank recovered loan portfolio charged-off in previous semesters for approximately Bs. 540 million and Bs. 516 million, respectively, which were recorded in the "Income from recovery of financial assets" caption. During the six-month period ended December 31 and June 30, 2001, the Bank recovered Bs. 23 million and Bs. 918 million, respectively, by taking possession of assets, which were recorded in the "Foreclosed assets" caption.

During the six-month periods ended December 31 and June 30, 2001, unrecognized interests on past-due portfolio and portfolio in litigation, amount to approximately Bs. 954 million and Bs. 371 million, respectively. For the same periods, the Bank collected approximately Bs. 369 million and Bs. 96 million, respectively, corresponding to interests recorded in memorandum accounts in prior six-month periods, related to credits classified as past-due and in litigation.

For the six-month periods ended December 31 and June 30, 2001, the past-due and in litigation portfolio not bearing interests, amounts to approximately Bs. 3,663 million and Bs. 3,574 million, respectively.

6. INVESTMENTS IN SUBSIDIARIES AND AFFILIATES:

As of December 31 and June 30, 2001, the Bank has significant control on the administration of the following companies:

As of December 31, 2001

	Participation in capital stock					
	N° of common shares	%	Nominal value per share Bs.	Equity share	Company's net stockholders' equity	Book value
				(In thousands of bolivars)		
Investments in domestic financial institutions-						
Soficrédito Banco de Inversión, C.A.	15,300,000	15.00	100	1,480,936	35,354,351	5,299,197
Sogecrédito, C.A. de Arrendamiento Financiero	3,150,000	15.00	100	543,983	9,620,988	1,443,148
Participaciones Vencred, S.A.	8,682,860	27.93	100	59,624	3,410,024	952,418
				2,084,543	48,385,363	7,694,763
Allowance-investment in subsidiaries and affiliates						(28,301)
						7,666,462

As of June 30, 2001

	Participation in capital stock					
	N° of common shares	%	Nominal value per share Bs.	Equity share	Company's net stockholders' equity	Book value
				(Thousands of bolivars)		
Investments in domestic financial institutions-						
Soficrédito Banco de Inversión, C.A.	15,300,000	15.00	100	3,788,672	32,913,823	4,238,606
Sogecrédito, C.A. de Arrendamiento Financiero	3,150,000	15.00	100	882,914	8,580,825	1,032,914
Participaciones Vencred, S.A.	2,682,860	17.01	100	24,609	1,712,371	292,794
				4,696,195	43,207,019	5,564,314
Investments in domestic nonfinancial companies-						
La Ceiba Finance, S.A.	15,080	20.00	2,328	-	(106,182)	35,100
				4,696,195	43,100,837	5,599,414
Allowance-investment in subsidiaries and affiliates						(28,300)
						5,571,114

During the six-month periods ended December 31 and June 30, 2001, the Bank recorded dividend income received from affiliates for approximately Bs. 502 million and Bs. 644 million, respectively. Dividends received for the six-month period ended June 30, 2001 are recorded in "Other operating income" since at the date of the declaration of dividends, said investments were recorded at cost.

During the six-month periods ended December 31 and June 30, 2001, the Bank paid Bs. 600 million and Bs. 228 million, respectively, for the subscription of 6,000,000 shares and 2,282,860 shares of Bs.100 each, due to increases in the capital of Participaciones Vencred, S.A.

On August 31, 2001, the Bank granted and transferred to Vencred, S.A., 15,080 shares of La Ceiba Finance, S.A. The transfer amounted to approximately Bs.15 million and the Bank recorded a loss from said sale for approximately Bs. 20 million in the "Other operating expenses" caption.

In June 2001, as instructed by the Superintendence of Banks and Other Financial Institutions, the Bank recorded the equity participation on its affiliates Soficrédito Banco de Inversión, C.A., Sogecrédito, C.A. de Arrendamiento Financiero and Participaciones Vencred, S.A., as of December 31, 2000 for approximately Bs. 4,696 million. Such participation was credited to undistributed or restricted surplus.

A summary of the financial statements of the companies whose administration is significantly influenced by the Bank, is as follows:

As of December 31, 2001

	Soficrédito Banco de Inversión, C.A.	Sogecrédito, C.A. de Arrendamiento Financiero	Participaciones Vencred, S.A.
		(Thousands of bolivars)	
ASSETS:			
Cash and due from banks	14,513,086	2,683,937	817,373
Investment securities	11,815,326	4,891,856	3,293,913
Loan portfolio, net	72,218,819	16,421,297	57,531
Interest and commissions receivable	2,726,723	714,684	286,539
Investments in subsidiaries, affiliates and branches	3,433,084	775,391	-
Foreclosed assets	13,820,596	-	1,288
Property and equipment	1,196,090	294,068	2,792
Other assets	921,507	1,488,624	16,220
Total assets	120,645,231	27,269,857	4,475,656
LIABILITIES:			
Customers' deposits	846,364	4,900	-
Other borrowings	78,215,878	16,243,000	-
Other financial intermediation obligations	92,599	-	-
Interest and commissions payable	76,904	56	-
Accruals and other liabilities	6,059,135	1,400,913	1,065,632
Total liabilities	85,290,880	17,648,869	1,065,632
STOCKHOLDERS' EQUITY:			
Paid-in capital	10,200,000	2,100,000	3,108,800
Capital reserves	10,107,098	1,602,237	138,482
Retained earnings	15,314,975	5,919,771	162,742
Unrealized net loss	(267,722)	(1,020)	-
Total stockholders' equity	35,354,351	9,620,988	3,410,024
Total stockholders' equity and liabilities	120,645,231	27,269,857	4,475,656
RESULTS:			
Financial income	11,393,299	3,275,277	1,322,956
Financial expenses	(3,162,031)	(572,122)	-
Other expenses, net	(2,233,092)	(797,729)	(1,156,503)
Net income	5,998,176	1,905,426	166,453

As of June 30, 2001

	Soficrédito Banco de Inversión, C.A.	Sogecrédito, C.A. de Arrendamiento Financiero	Participaciones Vencred, S.A.	La Ceiba Finance, S.A.
	(Thousands of bolivars)			
ASSETS:				
Cash and due from banks	9,011,135	2,528,152	122,072	14,363
Investment securities	5,278,720	4,265,614	1,764,587	-
Loan portfolio, net	55,781,370	15,049,653	70,943	-
Accounts receivable	-	-	-	21,874
Interest and commissions receivable	2,108,372	429,030	97,626	-
Investments in subsidiaries, affiliates and branches	2,572,933	412,633	-	-
Foreclosed assets	12,335,129	-	-	
Property and equipment	1,212,605	298,847	5,083	7,606
Other assets	949,287	976,783	26,347	19,673
Total assets	89,249,551	23,960,712	2,086,658	63,516
LIABILITIES:				
Customers' deposits	391,033	7,350	-	-
Other borrowings	52,439,835	14,658,000	-	-
Other financial intermediation obligations	92,599	-	-	-
Interest, commissions and other accounts payable	71,379	30	-	156,142
Other liabilities	3,340,882	714,507	374,287	13,556
Total liabilities	56,335,728	15,379,887	374,287	169,698
STOCKHOLDERS' EQUITY:				
Paid-in capital	10,200,000	2,100,000	1,577,600	75,400
Capital reserves	10,107,098	1,602,237	105,192	661
Retained earnings (accumulated deficit)	12,604,799	4,864,845	29,579	(182,243)
Unrealized net income	1,926	13,743	-	-
Total stockholders' equity	32,913,823	8,580,825	1,712,371	(106,182)
Total stockholders' equity and liabilities	89,249,551	23,960,712	2,086,658	63,516
RESULTS:				
Financial income	10,407,594	2,965,613	1,578,700	7,075
Financial expenses	(1,733,449)	(543,553)	(3,990)	(165,327)
Other expenses, net	(3,007,106)	(689,145)	(1,537,759)	(1,939)
Net income (loss)	5,667,039	1,732,915	36,951	(160,191)

7. FINANCIAL STATEMENTS OF THE FOREIGN BRANCH:

A summary of the financial statements of the Grand Cayman branch which have integrated with the financial statements of Banco Venezolano de Crédito, S.A.C.A., is shown as follows:

	December 31, 2001		June 30, 2001	
	Bs.	US$	Bs.	US$
	(Thousands)			
ASSETS:				
Cash and due from banks	6,601,368	8,720	14,973,925	20,855
Investment securities	79,757,134	105,359	52,913,147	73,695
Loan portfolio, net	403,898	534	179,367	250
Accrued interest receivable	142,740	189	160,383	223
	86,905,140	114,802	68,226,822	95,023
LIABILITIES:				
Customers' deposits	83,745,788	110,629	65,944,391	91,845
Returns and commissions payable	11,845	15	14,261	20
Other liabilities	31,286	41	13,867	19
	83,788,919	110,685	65,972,519	91,884
ALLOCATED CAPITAL AND ACCUMULATED SURPLUS	3,116,221	4,117	2,254,303	3,139
	86,905,140	114,802	68,226,822	95,023
STATEMENTS OF INCOME:				
Financial income	1,273,284	1,682	1,668,626	2,324
Financial expenses	(447,067)	(591)	(643,883)	(897)
	826,217	1,091	1,024,743	1,427
Uncollectibility and devaluation expenses	(43,288)	(57)	-	-
Operating expenses	(28,463)	(38)	(13,355)	(19)
Other operating income	72,417	96	33,633	47
Other operating expenses	(71,586)	(95)	(79,307)	(110)
	(70,920)	(94)	(59,029)	(82)
Income for the six-month period	755,297	997	965,714	1,345

8. FORECLOSED ASSETS:

Foreclosed assets shown in the balance sheets are represented by:

	December 31, 2001	June 30, 2001
	(Thousands of bolivars)	
Assets received in payment – Real estate	710,188	5,175,883
Works in process received in payment	4,024,905	-
Abandoned assets	5,434,819	451,957
	10,169,912	5,627,840
Allowance for assets received in payment	(4,484,307)	(2,654,092)
	5,685,605	2,973,748

During the six-month periods ended December 31 and June 30, 2001, the Bank assigned real state for approximately Bs. 23 million and Bs. 918 million, respectively, for recovery of loans.

During the six-month periods ended December 31 and June 30, 2001, the Bank reduced the value of certain assets received in payment by Bs. 150 million and Bs. 157 million, respectively, since the appraisal value was under the accounting value of said assets. Said valuation was recorded with charge to provisions maintained in the "Accruals and other liabilities" caption.

During the six-month periods ended December 31 and June 30, 2001, the Bank sold foreclosed assets, net of amortization, for approximately Bs. 226 million and Bs. 35 million, generating a gain from the sale for Bs. 104 million and Bs. 615 million, respectively, presented in the "Other operating income" caption.

During the six-month periods ended December 31 and June 30, 2001, the Bank transferred Bs. 4,833 million and Bs. 450 million of property and equipment (works in progress, lands, and buildings and facilities) to Foreclosed assets – abandoned assets (see Note 9).

The "Abandoned assets" account includes Bs. 3,246 million, corresponding to contributions made for the prepurchase of a commercial agency and offices for a real estate project in Puerto La Cruz, which is being executed by "Desarrollos del Sol, C.A.(affiliate). During the six-month period ended December 31, 2001, the Bank made contributions for said project for Bs. 450 million (see Note 9).

During the six-month periods ended December 31 and June 30, 2001, the Bank recorded expenses for concept of amortization of foreclosed assets for approximately Bs.1,687 million and Bs. 825 million, respectively.

9. PROPERTY AND EQUIPMENT:

Property and equipment shown in the balance sheets are represented by:

	December 31, 2001	June 30, 2001	Estimated useful life (years)
	(Thousands of bolivars)		
Buildings and facilities (Note 8)	14,506,178	15,998,191	40
Computers	3,015,013	2,363,055	3
Furniture	2,097,775	1,839,170	10
Other equipment	6,363,080	6,190,053	3
	25,982,046	26,390,469	
Accumulated depreciation	(8,906,253)	(8,071,382)	
	17,075,793	18,319,087	
Work in progress (Note 8)	-	2,946,234	
Lands (Note 8)	1,084,450	1,264,047	
Other assets	7,629	7,629	
	18,167,872	22,536,997	

As of June 30, 2001, the "Work in progress" account includes contributions made by the Bank for Bs. 2,946 million, for the pre-purchase of a commercial agency and offices in a real estate project located in Puerto La Cruz, which is being executed by "Desarrollos Del Sol, C.A." (affiliate). During the six-month period ended June 30, 2001, the Bank made contributions for said project amounting to Bs. 553 million.

During the six-month periods ended December 31 and June 30, 2001, the Bank recorded expenses for depreciation of property and equipment for Bs. 954 million and Bs. 1,010 million, respectively.

10. OTHER ASSETS:

Other assets shown in the balance sheets are represented by:

	December 31, 2001	June 30, 2001
	(Thousands of bolivars)	
Advances to suppliers	2,329,665	954,200
Operations of Suiche 7B network cash dispensers	1,339,571	655,704
Deferred expenses (net of accumulated amortization for Bs. 1,361 million and Bs. 1,042 million, respectively)	1,319,603	900,028
Recoverable disbursements	650,576	370,131
Insurance claims	244,322	306,841
Miscellaneous assets	157,904	196,315
Items to be applied	175,077	62,181
Other prepaid expenses	17,825	162,826
Prepaid income taxes	15,992	174,121
Other	42,605	49,579
	6,293,140	3,831,926
Allowance for other assets	(215,200)	(10,895)
	6,077,940	3,821,031

The "Advances to suppliers" and "Deferred expenses" accounts are mainly composed of disbursements made for concept of facilities of the new main office, the installation of the platform for offices and agencies and the telephone switchboard.

During the six-month period ended December 31, 2001, the Bank recorded provisions to cover loss risks on other assets for Bs. 204 million.

During the six-month periods ended December 31 and June 30, 2001, the Bank recorded expenses for amortization of deferred expenses for Bs. 409 million and Bs. 365 million, respectively.

11. CUSTOMERS' DEPOSITS:

Customers' deposits bear annual interest fluctuating between the following parameters:

	December 31, 2001		June 30, 2001	
	Rates denominated in Bs.	Rates denominated in US$	Rates denominated in Bs.	Rates denominated in US$
Interest-bearing current accounts	4% - 12%	0,50% - 0,75%	4%	1% - 1,375%
Other demand obligations	2,5% - 39%	-	2,50% - 6%	-
Savings deposits	4% - 12%	-	4%	-
Time deposits	7,5% - 13%	0,75% - 3%	8%	2,25% - 6%
Restricted customers' deposits	2,5% - 4,5%	0,85% - 3%	4%	1% - 1,375%

As of December 31 and June 30, 2001, "Other demand obligations" are mainly represented by cashier's checks sold and customers' deposits at terms under 30 days in the form of demand registered certificates of deposits for approximately Bs. 12,434 million and Bs. 2,440 million, respectively, for December 31, 2001 (Bs. 10,937 million and Bs. 20,659 million, respectively, for June 30, 2001).

As of December 31 and June 30, 2001, restricted customers' deposits include Bs. 7,306 million and Bs. 5,997 million, respectively, corresponding to idle savings deposits in local currency. Additionally, as of December 31 and June 30, 2001, the account includes Bs. 22,756 million and Bs. 18,481 million, respectively, corresponding to the total of restricted customers' deposits in foreign currency that guarantee overdrafts in current accounts.

12. OTHER BORROWINGS:

Other borrowings shown in the balance sheets consist of the following:

	December 31, 2001		June 30, 2001	
	Bs. (Thousands)	Interest rate	Bs. (Thousands)	Interest rate
Obligations with local financial institutions up to one year-				
Overdrafts in demand deposits	17,779,564	-	6,260,009	-
Demand deposits	9,083,203	2.5% - 39%	10,262,585	7% - 11%
Other borrowings	-	-	8,480,000	3% - 4.5%
Other	2,246,879	-	1,096,172	-
	29,109,646		26,098,766	
Obligations with foreign financial institutions up to one year-				
Demand deposits	95,663	-	100,378	-
	29,205,309		26,199,144	

As of June 30, 2001, other borrowings are at terms under 30 days, as shown in Note 18.

13. ACCRUALS AND OTHER LIABILITIES:

Accruals and other liabilities shown in the balance sheets are represented by:

	December 31, 2001	June 30, 2001
	(Thousands of bolivars)	
Accrual for contingencies	4,561,356	5,729,401
Profit-sharing payable	3,793,691	2,323,897
Income tax payable (see Note 19)	2,764,160	2,664,024
Statutory profit-sharing	1,817,336	1,055,280
Accrual for retirement pension plan (see Note 20)	1,257,839	863,950
Deferred income	985,275	922,332
Accrual for labor indemnities	868,493	503,722
Services payable	787,369	626,661
Items to be applied	717,203	511,134
Provision for contingent credits (see Note 16)	466,900	594,400
Vacation bonus payable	450,892	411,555
Cashier's check	285,648	209,499
Other	1,478,241	1,556,632
	20,234,403	17,972,487

The employees' profit-sharing and statutory profit-sharing represent 14% and 10%, respectively, of the liquid profits for the six-month period, as provided by the current collective contract and the Bank's bylaws.

14. STOCKHOLDERS' EQUITY:

Paid-in capital

As of December 31 and June 30, 2001, the Bank's authorized capital stock amounts to Bs. 42,120 million; and the subscribed capital stock amounts to Bs. 29,484 million, composed of 58,968,000 common shares with a nominal value of Bs. 500 each, fully paid.

During a regular Stockholders' meeting held on February 20, 2001, stockholders decided to increase the Bank's capital stock from Bs. 25,272 million to Bs. 29,484 million by declaring a stock dividend of Bs. 4,212 million, equivalent to one share per each 6 shares held, effective from May 31, 2001.

Capital reserves

In accordance with the provisions of the Law of Banks and Other Financial Institutions, the Bank must transfer to the legal reserve a minimum of 20% of the net income for each period up to 50% of the capital stock. When this limit is reached, at least 10% of liquid benefits for each six-month period shall be used to increase the legal reserve fund until reaching 75% of the capital stock. Then 5% of liquid benefits for each six-month period will be used to increase this reserve. For December 31 and June 30, 2001, the Bank transferred to legal reserve Bs. 959 million and Bs. 558 million, respectively.

Retained earnings

On December 28, 1999, the Venezuelan Superintendence of Banks and Other Financial Institutions required the reclassification of 50% of the semi-annual results and 50% of the balance in the "Surplus to be applied" account for the six-month periods prior to December 31, 1999, to the "Restricted surplus" account. The amounts included in the latter account will not be available to be distributed as cash dividends and will only be used for capital stock increases. For December 31 and June 30, 2001, the Bank transferred to the "Restricted surplus" account Bs. 8,202 million and Bs. 4,777 million, respectively, corresponding to the transfer of 50% of the income for the related six-month periods.

During the six-month period ended June 30, 2001, the Bank recorded unrealized gains for Bs. 4,696 million, corresponding to the accumulated equity participation in subsidiaries and affiliates. The surplus to be applied as of December 31, includes Bs. 540 million corresponding to the income from equity participation in affiliates for the six-month periods ended December 31 and June 30, 2001, that have not been transferred to the "Undistributed and restricted surplus" account. Pursuant to current regulations, these amounts shall not be distributed as dividends until subsidiaries and affiliates declare the related dividend.

During regular Stockholders' meetings held on August 23 and February 20, 2001, stockholders approved to declare cash dividends equivalent to Bs. 10 per share, for approximately Bs.1,179 million and Bs. 1,095 million, on income generated during the six-month periods ended June 30, 2001 and December 31, 2000, respectively. Additionally, during the same meetings, stockholders approved extraordinary declarations of dividends for approximately Bs. 4,128 million, equivalent to Bs. 70 per share for approximately Bs. 1,769 million, equivalent to Bs. 35 per share, respectively.

Additionally, during the Regular Stockholders' Meeting held on August 23, 2001, stockholders approved the payment of a second extraordinary dividend authorizing the Committee of Directors to determine the amount of the dividend as well as the date of payment. On November 27, 2001, the Committee of Directors approved the payment of the extraordinary dividend for approximately Bs. 2,948 million, equivalent to Bs. 50 per share.

The undistributed and restricted surplus is composed as follows:

	December 31, 2001	June 30, 2001
	(Thousands of bolivars)	
Retained earnings – foreign agency	2,753,548	904,989
Surplus from allocation of general provision of investments	208,839	208,839
Accumulated unrealized gain from restatement of gold in coins	349,827	349,827
Accumulated unrealized gain from equity participation in affiliates	4,644,525	4,696,195
Restricted surplus, equivalent to 50% of semi-annual income	25,317,850	18,964,054
	33,274,589	25,123,904

Capitalization indexes

As of December 31 and June 30, 2001, maintained and required indexes in accordance with the standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions and calculated based on the amounts presented in the Bank's financial statements, are shown as follows:

	December 31, 2001		June 30, 2001	
	Index maintained	Index required	Index maintained	Index required
Risk capital – Global	26.35%	12%	23.79%	12%
Stockholders' equity / total assets	23.41%	10%	22.83%	10%

15. OTHER OPERATING INCOME:

Other operating income shown in the statements of income are represented by:

	December 31, 2001	June 30, 2001
	(Thousands of bolivars)	
Commissions for services	7,359,118	6,762,933
Income from exchange difference (Note 23)	4,254,435	3,410,118
Income from equity participation (Note 6)	2,084,543	-
Income from sale of securities (Note 4)	1,900,165	501,486
Dividends received from investments in affiliates (Note 6)	-	644,333
Income from sale of foreclosed assets (Note 8)	104,386	615,685
Other	305,010	1,073,250
	16,007,657	13,007,805

For the six-month periods ended December 31 and June 30, 2001, income from purchase and sale of currencies amounts to Bs. 1,780 million and Bs. 1,342 million, respectively, presented in "Income from exchange difference".

16. MEMORANDUM ACCOUNTS:

Memorandum accounts shown in the balance sheets, correspond to the following transactions carried out by the Bank:

	December 31, 2001	June 30, 2001
	(Thousands of bolivars)	
Contingent debit accounts -		
Guarantees granted	42,144,576	45,241,792
Lines of credit of immediate utilization	34,967,566	31,073,109
Letters of credit issued not traded	1,978,829	2,613,717
Letters of credit confirmed not traded	-	31,554
Investment securities under repurchase/resale agreements	1,000,000	-
Transactions with derivatives --		
Currency forward	54,003,302	64,857,240
	134,094,273	143,817,412
Trust assets	1,127,797,592	1,075,382,346
Commissions and trusts	-	19,229,279
Other memorandum debit accounts-		
Custodials received	554,083,492	735,474,842
Guarantees received	206,346,238	186,763,642
Collections	1,926,187	1,389,089
Consignments received	1,618,527	1,902,872
Other register accounts	50,589,003	42,816,124
	814,563,447	968,346,569
	2,076,455,312	2,206,775,606

Contingent debit accounts

a. Credit financial instruments

In the normal course of business, the Bank maintains credit financial instruments reflected in the memorandum accounts in order to meet its clients' financial needs. As of December 31 and June 30, 2001, these instruments consist mainly of guarantees, lines of credit and letters of credit for Bs. 79,091 million and Bs. 78,960 million, respectively, and are recorded in the "Contingent debit accounts" caption.

The maximum potential credit risk of these commitments is equal to the par value of the contracts and depends upon whether the other parties involved in the financial instrument do not comply with the terms of the contracts. The Bank controls credit risk of these instruments establishing systems of credit approval, collateral requirements and other supervision and control procedures. The Bank evaluates each client's credit capacity, based on the same criteria applied for credit financial instruments recognized in the balance sheet.

As of December 31 and June 30, 2001, the provisions for contingent portfolio amount to approximately Bs. 467 million and Bs. 594 million, respectively, and are recorded in the "Accruals and other liabilities" caption.

b. Derivative instruments

During the six-month periods ended December 31 and June 30, 2001, the Bank entered into forward contracts for the purchase and sale of foreign currency with domestic and foreign financial institutions, for trading purposes. Pursuant to these contracts, these instruments are liquidated upon delivery of the notional amount at the termination of contracts or under the offset modality, according to the case. Forward contracts for the purchase and sale of foreign currency maintained by the Bank and its foreign branch, are shown as follows:

As of December 31, 2001

Type of transaction	Maturity (days)	Original term (days)	Nominal value/ Book value		Fair value	
			(Thousands)			
			US$	Bs.	US$	Bs.
Trading operations -						
Purchase of dollars	78 – 1.085	85 – 1.092	1,792	1,658,195	1,792	1,353,394
Sale of dollars	3 - 345	29 - 344	61,816	52,345,107	61,816	46,904,812
			63,608	54,003,302	63,608	48,258,206

June 30, 2001

Type of transaction	Maturity (days)	Original term (days)	Nominal value/ Book value		Fair value	
			(Thousands)			
			US$	Bs.	US$	Bs.
Trading operations -						
Sale of dollars	3 - 257	27 - 422	88,650	64,857,240	88,650	64,014,451

As a result of these operations, during the six-month periods ended December 31 and June 30, 2001, the Bank obtained earnings for approximately Bs. 493 million and Bs. 702 million, respectively, which are included in the "Other operating income" caption, and incurred in losses for approximately Bs. 362 million and Bs. 379 million, respectively, included in the "Other operating expenses" caption.

For the six-month period ended December 31, 2001, the unrealized gain resulting from foreign currency forward exchange transactions amounts to Bs. 131 million that are deferred in the "Accruals and other liabilities" caption, while the unrealized loss amounts to Bs. 18 million and is recorded in the statement of income for the six-month periods in "Other operating expenses".

For the six-month period ended June 30, 2001, the unrealized gain resulting from foreign currency forward exchange transactions Bs. 284 million recorded in the "Other operating income" caption.

The Bank controls the price and credit risks of these instruments by establishing specific and general hedges, evaluating the counter-party and establishing supervision and control mechanisms.

c. Trust assets

The Bank manages certain assets on behalf of third parties. The summarized balance sheets of the Bank's trust, are presented as follows:

	December 31, 2001	June 30, 2001
	(Thousands of bolivars)	
ASSETS:		
Cash and due from banks	232,383	191,953
Investment securities	157,019,337	167,442,115
Loan portfolio	84,784,270	69,219,316
Interest and commissions receivable	4,096,104	2,010,577
Assets received for administration	75,314,800	71,515,319
Other assets	806,350,698	765,003,066
	1,127,797,592	1,075,382,346
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	71,658,469	70,189,960
Stockholders' equity	1,056,139,123	1,005,192,386
	1,127,797,592	1,075,382,346

The classification of trusts according to their purpose and contracting entity, is presented as follows:

As of December 31, 2001

Type of trust	Individuals and legal entities	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other organisms with special regime	Total
			(Thousands of bolivars)		
Investment	3,671,114	-	-	-	3,671,114
Guarantee	827,935,635	-	-	-	827,935,635
Administration	291,278,340	112,826	107,844	4,691,833	296,190,843
	1,122,885,089	112,826	107,844	4,691,833	1,127,797,592

As of June 30, 2001

Type of trust	Individuals and legal entities	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other organisms with special regime	Total
			(Thousands of bolivars)		
Investment	3,409,135	-	-	-	3,409,135
Guarantee	820,914,786	-	-	-	820,914,786
Administration	246,115,663	100,261	2,041	4,840,460	251,058,425
	1,070,439,584	100,261	2,041	4,840,460	1,075,382,346

As of December 31 and June 30, 2001, funds granted in trust by private entities represent 99% of the total of funds.

Trust's investment securities

As of December 31 and June 30, 2001, investment securities are valued and presented at the acquisition cost, adjusted by the amortization of premiums or discounts, as applicable. A detail of said investments is shown as follows:

	December 31, 2001	June 30, 2001
	(Thousands of bolivars)	
Local currency-		
Investments-		
Trading securities	-	4,472,381
Available-for-sale securities	76,664,148	63,359,101
Held-to-maturity securities	6,788,148	3,973,474
Other investment securities	56,420,254	44,170,690
Restricted cash securities	-	1,300,000
	139,872,550	117,275,646
Foreign currency-		
Investments-		
Available-for-sale securities	17,146,787	50,166,469
	157,019,337	167,442,115

A table showing Trust investments for the periods ended December 31 and June 30, 2001, is presented as follows:

	December 31, 2001		June 30, 2001	
	Book value	Fair value	Book value	Fair value
	(Thousands of bolivars)			
Trading securities-				
Corporate debt securities maturing in 53 days	-	-	1,416,296	1,416,296[14]
National Public Debt Bonds, maturing in 24 to 43 days	-	-	3,056,085	3,056,085[14]
	-	-	4,472,381	4,472,381
Available-for-sale investment securities in local currency-				
National Public Debt Bonds, maturing in 25 to 2.5 years	59,882,765	64,456,043[15]	46,499,546	46,033,092[15]
Participation in domestic financial companies	1,533,369	3,803,923	1,383,899	5,462,099
Participation in domestic nonfinancial companies	15,248,014	15,153,859	15,475,656	15,304,946
	76,664,148	83,413,825	63,359,101	66,800,137
Available-for-sale investment securities in foreign currency-				
Participation in foreign financial institutions, with a nominal value of US$ 38,620	29,235	29,235[16]	27,728	27,728[16]
Time deposits in foreign financial institutions equivalent to US$ 17,738,307 and Bs. 2,266 million, maturing in 1 to 22 days (US$ 65,189,943 and Bs. 2,004 million maturing in 14 to 30 days, as of June 30, 2001)	15,693,935	15,693,935[17]	48,810,771	48,810,771[17]
Obligations issued by foreign private nonfinancial companies equivalent to US$ 1,837,827, maturing in 2 to 213 days (US$ 1,552,001, maturing in 28 days – 2.5 years, as of June 30, 2001)	1,391,235	1,391,235[18]	1,114,337	1,114,337[18]
Obligations issued by foreign financial institutions, equivalent to US$ 42,777, maturing in 1 day (US$ 297,539 maturing in 30 days, as of June 30, 2001)	32,382	32,382[18]	213,633	213,633[18]
	17,146,787	17,146,787	50,166,469	50,166,469
	93,810,935	100,560,612	117,997,951	121,438,987

[14] The fair value is equivalent to nominal value.

[15] The fair value is equivalent to current value of future cash flows discounted.

[16] The fair value is equivalent to the acquisition cost or contribution to trust.

[17] The fair value is equivalent to nominal value.

[18] The fair value is equivalent to amortized cost.

	December 31, 2001		June 30, 2001	
	Book value	Fair value	Book value	Fair value
	(Thousands of bolivars)			
Held-to maturity investment securities-				
Treasury bills issued by Banco Central de Venezuela maturing in 48 days	-	-	491,965	491,965[18]
Obligations issued by domestic private nonfinancial companies, maturing in 3 to 728 days (between 30 and 147 days, as of June 30, 2001)	6,788,148	6,788,148[18]	3,481,509	3,481,509[18]
	6,788,148	6,788,148	3,973,474	3,973,474
Other investment securities-				
Time deposits in domestic financial institutions, maturing in 4 to 55 days	28,003,650	28,003,650[17]	23,923,907	23,923,907[17]
Obligations issued by domestic financial institutions, maturing in 4 days to 52 days (between 30 and 61 days, as of June 30, 2001)	26,666,604	26,666,604[18]	17,346,783	17,346,782[18]
Savings certificates in domestic financial institutions, maturing in 3 days (48 days as of June 30, 2001)	1,750,000	1,750,000[17]	2,900,000	2,900,000[17]
	56,420,254	56,420,254	44,170,690	44,170,689
Restricted cash investment securities-				
Securities purchased under agreements to resell, maturing in 28 days	-	-	1,300,000	1,300,000

The participation in local financial and nonfinancial companies corresponds to investment, guarantee and administration trusts managed by testators.

The trust enters into short-term contracts of purchase of securities under agreements of resell (repos-resell agreements) with third parties and Banco Central de Venezuela. According to the requirements of the Superintendence of Banks and Other Financial Institutions, purchased securities are presented in the "Restricted cash investment securities" caption. The financial information on repos agreements as of June 30, 2001 is as follows:

Characteristics of securities granted	Contract value	Security's fair value[19]	Nominal value
	(Thousands of bolivars)		
Securities purchased under agreements to resell:			
National Public Debt Bonds purchased from Banco Central de Venezuela under resale agreement (REPOS), maturing in 28 days, with 17% returns	1,300,000	1,300,000	1,300,000

[19] The fair value is equivalent to the nominal value of the reporto contract.

Annual yields of the trust's investment securities are shown as follows:

	December 31, 2001	June 30, 2001
Trading securities:		
Bonds without collateral	-	17.5%
National Public Debt Bonds	-	15%
Available-for-sale investment securities:		
National Public Debt Bonds	22.16% - 34.46%	11.37% - 22.50%
Time deposits in foreign financial institutions	0.79% - 31.77%	2.93% - 21.19%
Obligations issued by foreign private nonfinancial companies	1.6% - 7.15%	3.54% - 7.15%
Obligations issued by foreign financial institutions	1%	3%
Held-to-maturity investment securities:		
Treasury bills issued by BCV	-	12.25%
Obligations issued by domestic private nonfinancial companies	19.25% - 25.5%	14.93%
Other investment securities:		
Time deposits in domestic financial institutions	17% - 45%	14.25% - 17%
Obligations issued by domestic financial institutions	18.5% - 45%	16% - 17.5%
Savings certificates in domestic financial institutions	14.5%	16.5% - 17%
Restricted cash investment securities	-	17%

Trusts' loan portfolio

The trusts' loan portfolio is mainly composed of loans granted to beneficiaries and private entities. The classification of the trusts' loan portfolio as per economic activity, is shown as follows:

	December 31, 2001	June 30, 2001
	(Thousands of bolivars)	
Loan receivable-		
Commercial	-	-
Industrial	2,000,000	-
Financial	4,000,000	-
Other	208,750	374,050
	6,208,750	374,050
Loans to beneficiaries receivable	78,575,520	68,845,266
	84,784,270	69,219,316

At the six-month period-end, loans receivable are classified as normal risk loans according to parameters provided by Resolution N° 009-1197 on "Standards related to the Classification of Risk in the Loan Portfolio and Calculation of its Provisions". Additionally, the loan portfolio includes four loans granted with trusts' funds that do not represent risks for the Bank.

The trust's loans receivable earn annual yields ranging between 18.75% and 45%, for December 2001, and between 25% and 26%, for June 2001, maturing in less than one year.

As of December 31 and June 30, 2001, loans to beneficiaries are composed of advances of labor indemnities granted to testators that maintain labor indemnities trusts in the Bank's trust. As of June 30, loans to beneficiaries receivable were recorded during the first six-month period in the "Loans to beneficiaries" caption.

Loans receivable included in the trusts' loan portfolio, classified according to the type of guarantee, are detailed as follows:

As of December 31, 2001

	Total	Unsecured	Type of guarantee: Mercantile documents	Collateral	Other
	(Thousands of bolivars)				
Current	6,208,750	-	1,000,000	5,000,000	208,750

As of June 30, 2001

	Total	Unsecured	Type of guarantee: Mercantile documents	Collateral	Other
	(Thousands of bolivars)				
Current	374,050	-	-	-	374,050

Other Trusts

The Bank conducted other trust operations under the commission contract modality amounting to Bs. 19,229 million as of June 30, 2001. The resources of these trusts as of June 30, 2001, are placed in credits granted to local private companies, maturing in 30 to 89 days with annual returns fluctuating between 11% and 18.99% determined according to the amount and terms of trusts.

During the six-month period ended June 30, 2001, the income from these trusts amounts to Bs. 530 million, and is recorded net in the "Other operating income" caption.

As of December 31, 2001, the Bank does not have trusts.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The accounting standards of the Superintendence of Banks and Other Financial Institutions require the disclosure of information on the fair value of those financial instruments for which it is common to estimate such value. The fair values included herein do not necessarily show the amounts for which the Bank might realize their financial instruments in the market.

As of December 31 and June 30, 2001, the Bank applied the following methods and assumptions to estimate the fair value of those financial instruments for which it is practical to calculate such value:

a. Cash and due from banks: The book value for these short-term instruments is equivalent to the fair value.

b. Investment securities, including investments in shares of unconsolidated subsidiaries and affiliates:

   - Securities listed on the Stock Exchange: those securities listed on the exchange at the market price effective at the end of the six-month period is considered as at fair value.

   - For shares in subsidiaries and affiliates, fair value is considered as equity value according to the Company's financial statements.

   - Deposits in banks and other financial institutions: the book par value of these short-term instruments is similar to fair value.

   - For those securities not listed on the stock exchange, the Bank determines the fair value by discounting the future flows of said investments based on a discount rate equivalent to the annual yield percentage used in the negotiation of said investments in the market or the higher current interest rate issued by Banco Central de Venezuela.

c. Loan portfolio: the productive loan portfolio of the Bank (current and restructured credits) is mainly composed of short-term credits. The Bank modifies the amount of their loans on a monthly basis, according to the market rates. Accordingly, the book value of the productive loan portfolio (except for the general provision) is equivalent to its fair value. The net book value of the nonproductive loan portfolio (past due and in litigation loans) totally or partially provisioned or non-interest bearing is equivalent to its fair value.

d. Customers' deposits: The fair values shown for demand deposits are equivalent to the amount payable on demand at the date of the report, in other words, their book value.

e. Other financial intermediation obligations and other borrowings: Loans received from financial institutions approximate their fair values.

f. Financial instruments with off-balance sheet risk: The fair value of forward foreign currency contracts is determined on the basis of the future cash flow discounted in accordance with current conditions at the ending balance for the interest rates of the currencies involved in the contracts. The spot operations of purchase-sale of foreign currency mature in less than 5 days, accordingly, their book value is equivalent to their fair value.

The book and fair values estimated for the financial instruments of the Bank and its Branch are as follows:

	December 31, 2001		June 30, 2001	
	Book value	Fair value	Book value	Fair value
	(Thousands of bolivars)			
ASSETS:				
Cash and due from banks	130,939,612	130,939,612	122,338,824	122,338,824
Investment securities	148,835,349	148,835,349	117,507,246	117,537,721
Loan portfolio	197,013,093	200,714,785	194,751,199	198,486,186
Interest and commissions receivable	4,797,692	4,797,692	3,622,909	3,622,909
Investments in subsidiaries and affiliates, net	7,666,462	7,666,462	5,571,114	6,494,235
	489,252,208	492,953,900	443,791,292	448,479,875
LIABILITIES:				
Customers' deposits	367,202,026	367,202,026	333,810,506	333,810,506
Other borrowings	29,205,309	29,205,309	26,199,144	26,199,144
Other financial intermediation obligations	549,238	549,238	2,104,668	2,104,668
Interest and commissions payable	66,097	66,097	64,757	64,757
	397,022,670	397,022,670	362,179,075	362,179,075
MEMORANDUM ACCOUNTS:				
Contingent debit accounts	134,094,273	128,349,177	143,817,412	142,974,623
Trust assets	1,127,797,592	1,134,547,269	1,075,382,346	1,078,823,381
Trusts	-	-	19,229,279	19,229,279
Other debit memorandum accounts	814,563,447	814,563,447	968,346,569	968,346,569
	2,076,455,312	2,077,459,893	2,206,775,606	2,209,373,852

18. MATURITY OF ASSETS AND LIABILITIES:

The maturity of financial assets and liabilities shown in the balance sheets, is detailed as follows:

As of December 31, 2001

	Less than 6 months	Between 6 and 12 months	Between 12 and 18 months	Between 18 and 24 months	Over 24 months	Total
ASSETS:						
Cash and due from banks	130,939,612	-	-	-	-	130,939,612
Investment securities-						
Available-for-sale securities	50,294,898	768,967	-	953,300	3,477,242	55,494,407
Held-to-maturity securities	57,180,570	-	-	-	2,431,000	59,611,570
Other securities	10,700,000	-	-	-	-	10,700,000
Restricted cash securities	1,000,000	22,029,372	-	-	-	23,029,372
Loan portfolio, net	167,749,442	19,219,435	1,755,116	5,065,632	3,223,468	197,013,093
Interest and commissions receivable	4,797,692	-	-	-	-	4,797,692
Investments in subsidiaries and affiliates	-	-	-	-	7,666,462	7,666,462
	422,662,214	42,017,774	1,755,116	6,018,932	16,798,172	489,252,208
LIABILITIES:						
Customers' deposits	367,202,026	-	-	-	-	367,202,026
Other borrowings	29,205,309	-	-	-	-	29,205,309
Other financial intermediation obligations	549,238	-	-	-	-	549,238
Interest and commissions payable	66,097	-	-	-	-	66,097
	397,022,670	-	-	-	-	397,022,670

As of June 30, 2001

	Less than 6 months	Between 6 and 12 months	Between 12 and 18 months	Between 18 and 24 months	Over 24 months	Total
			(Thousands of bolivars)			
ASSETS:						
Cash and due from banks	122,338,824	-	-	-	-	122,338,824
Investment securities-						
Available-for-sale securities	-	856,339	-	-	953,318	1,809,657
Held-to-maturity securities	79,399,953	-	-	1,436,399	-	80,836,352
Other securities	23,000,000	-	-	-	-	23,000,000
Restricted cash securities	11,861,237	-	-	-	-	11,861,237
Loan portfolio, net	161,159,150	15,605,388	2,973,861	6,042,071	8,970,729	194,751,199
Interest and commissions receivable	3,622,909	-	-	-	-	3,622,909
Investments in subsidiaries and affiliates	-	-	-	-	5,571,114	5,571,114
	401,382,073	16,461,727	2,973,861	7,478,470	15,495,161	443,791,292
LIABILITIES:						
Customers' deposits	333,810,506	-	-	-	-	333,810,506
Other borrowings	26,199,144	-	-	-	-	26,199,144
Other financial intermediation obligations	2,104,668	-	-	-	-	2,104,668
Interest and commissions payable	64,757	-	-	-	-	64,757
	362,179,075	-	-	-	-	362,179,075

19. TAX REGIME:

Book to tax reconciliation

The Bank's fiscal year ends December 31. The provisions for income taxes are calculated on the basis of an income that differs from book income due to nontaxable or deductible items, which are permanent or temporary. Income tax declarations for 1998 through 2001 have not been reviewed by tax authorities. The Bank deems necessary to create additional provisions to cover higher taxes and recharges that might arise from future tax assessments. The book to tax reconciliation determined on book income, and the income tax expense on tax income, are shown as follows:

	Fiscal year ended December 31, 2001	Six-month period ended June 30, 2001
	(Thousands of bolivars)	
Income tax expense determined on the book income	9,968,461	3,750,380
Differences between book and tax expense, net-		
Tax readjustment for inflation	(5,323,684)	(1,658,882)
Exempted expenses	53,692	525
Equity participation and dividends	(988,228)	(528,539)
Yields on National Public Debt Bonds	(1,010,576)	(280,361)
Provision for retirements and other	(249,968)	(41,593)
Provision for valuation of assets	652,185	313,991
Other	15,614	413,691
	(6,850,965)	(1,781,168)
Less -		
Tax loss carryforwards and corporate assets tax credits	(924,994)	(413,612)
Income tax caused	2,192,502	1,555,600

Regular tax adjustment for inflation

The regular tax adjustment for inflation represents the higher (or lower) value of the shareholder's equity resulting from recognizing the effects of inflation over nonmonetary assets and liabilities through the application of the General Consumer Price Index (CPI) issued by Banco Central de Venezuela (BCV) on the basis of the procedures provided by the Venezuelan tax law. The tax adjustment for inflation estimated through this method is considered as taxable income or loss deductible in the calculation of the income tax expense.

Corporate assets tax

The corporate assets tax complements income taxes. This tax results from applying a 1% rate to the net average amount of nonmonetary assets adjusted for inflation and monetary assets devalued for inflation. The amount payable shall be the highest amount resulting between the corporate assets tax and the income tax for the period. The payment of this supplemental tax can be carried forward up to three years subsequent to the period in which such tax originated, as a credit of caused income taxes.

20. RETIREMENT PENSION PLAN:

The Bank has a non-contributive pension plan. The plan's benefits payable are based upon the years of service and the employee's last salary. The obligation under this plan is calculated on the basis of actuarial studies made on annual basis. The pension plan administration is the responsibility of the Bank's Management.

During the six-month period ended December 31 and June 30, 2001, the Bank recorded approximately Bs. 425 million and Bs. 399 million, respectively, for concept of accrual for retirement pension plan. As of December 31 and June 30, 2001, the provision for the retirement pension plan amounts to approximately Bs. 1,258 million and Bs. 864 million, respectively.

Premises used by independent actuaries to calculate the obligation for projected benefits, according to the actuarial report of June 2000, are as follows:

Discount rate	13%
Salary increase	9%

Independent actuaries made an actuarial calculation of the projected benefit obligation of the retirement pension plan under the premise that the initial application date is from June 30, 2000, in order to determine the unrecognized net obligation which will be amortized by the Bank using the straight-line method from July 1, 2000, for a period of 5 years.

21. CONTINGENCIES AND COMMITMENTS:

As of December 31 and June 30, 2001, the Bank has the following contingencies and claims:

Tax litigation

The Bank has received a tax assessment from Servicio Nacional Integrado de Administración Tributaria (SENIAT) for Bs. 5,415 million, corresponding to obligations related to its role as withholding agent on current account debits maintained in financial institutions.

Other

Several claims have been filed against the Bank by certain companies of the fishing industry regarding operations of support to a shipping company, which are totally covered with counter guarantees established on its behalf by foreign financial institutions with which the shipping company manages its operations. To date, part of these claims have been rejected and the rest are in the final judicial decision stage before the eighth Civil and Mercantile Banking Court of First Instance.

According to management, based upon the analysis of every case and the external legal advisors' opinion, the Bank's provisions as of December 31 and June 30, 2001, cover the obligations that might arise as a result of claims referred to above.

22. BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Banco Venezolano de Crédito, S.A.C.A. and its foreign branch are members of Grupo Banco Venezolano de Crédito and Grupo Vencred. Because of the nature of their business, the Bank and its Branch have made transactions and maintain balances with companies of the Group and their effects are included in their financial statements. The terms of some of said transactions might not be similar to those that might result from transactions with unrelated parties.

The most important transactions carried out by the Bank with related parties are mainly represented by investment and borrowing operations the effects of which are presented as follows:

	December 31, 2001	June 30, 2001
	(Thousands of bolivars)	
Income from loan portfolio-		
Yields on current time loan		
Valores Vencred, S.A. Casa de Bolsa	143,902	-
Income from other accounts receivable-		
Commissions for availability of funds--		
Participaciones Vencred, S.A.	443,400	270,000
Other operating income-		
Commissions from services--		
Participaciones Vencred, S.A.	-	734,603
Soficrédito Banco de Inversión, C.A.	399,782	1,625,229
Sogecrédito, C.A. de Arrendamiento Financiero	265,907	261,411
Participaciones Vencred, S.A.	75,587	
	741,276	2,621,243
Income from sale of investments, include a minimum participation with third parties	1,655,891	-
Income from equity participation--		
Participaciones Vencred, S.A.	1,480,936	-
Soficrédito Banco de Inversión, C.A.	543,983	-
Sogecrédito, C.A. de Arrendamiento Financiero	59,624	-
	2,084,543	-
Dividends collected--		
Participaciones Vencred, S.A.		34,380
Soficrédito Banco de Inversión, C.A.	-	450,000
Sogecrédito, C.A. de Arrendamiento Financiero	-	119,700
	-	604,080
	5,069,012	3,225,323
Financial expenses-		
Expenses from other borrowings-		
Participaciones Vencred, S.A.	7,035	55,830
Operating expenses-		
Venezolana de Bienes, S.A.	4,702	4,702
Vencred, S.A.C.A.	34,044	34,044
	38,746	38,746
Other operating expenses-		
Loss from sale of investments, include a minimum portion with third parties	378,829	-
	424,610	94,576

On January 31, 2001, the Bank entered into a service contract with its affiliates Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero, through which the Bank provides said affiliates with financial advisory, technological and physical infrastructure, branches and agencies as well as personnel from the Bank, among other services, in exchange for a consideration to be determined by joint agreement and on a monthly basis considering the gathering of deposits from resources used, and expenses incurred. Income from commissions is shown in Other operating income.

As of December 31, 2001, the Bank sold to related companies, available-for-sale investment securities generating an income from sale of available-for-sale investment securities for Bs. 1,656 million and losses for Bs. 379 million. Said amounts include gains and losses from sale of investments to third parties, respectively. However, they represent a minimum portion on the total gains and losses from sale. Said results are recorded in the "Other operating income" and "Other operating expenses" captions, respectively.

During the six-month period ended June 30, 2001, the Bank sold office real estate in cash at their book value, to Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero (affiliate banks) for approximately Bs. 1,480 million.

As a result of these transactions and other less important transactions, the balances included in various captions of the balance sheets are as follows:

	December 31, 2001	June 30, 2001
	(Thousands of bolivars)	
ASSETS:		
Other commissions receivable-		
Soficrédito Banco de Inversión, C.A.	70,356	110,291
Sogecrédito, C.A. de Arrendamiento Financiero	60,111	32,606
Participaciones Vencred, S.A.	-	10,000
	130,467	152,897
Investments in subsidiaries and affiliates-		
Soficrédito Banco de Inversión, C.A.	5,299,197	4,238,606
Sogecrédito, C.A. de Arrendamiento Financiero	1,443,148	1,032,914
Participaciones Vencred, S.A.	952,418	292,794
La Ceiba Finance, S.A.	-	35,100
	7,694,763	5,599,414
Foreclosed assets-		
Desarrollos del Sol, C.A.	3,396,201	-
Property and equipment – works in progress-		
Desarrollos del Sol, C.A.	-	2,946,234
	11,221,431	8,698,545

	December 31, 2001	June 30, 2001
	(Thousands of bolivars)	
LIABILITIES:		
Customers deposits-		
Non-interest bearing current accounts--		
Participaciones Vencred, S.A.	-	133,979
Soficrédito Banco de Inversión, C.A.	-	180,184
Sogecrédito, C.A. de Arrendamiento Financiero	-	28,557
Valores Vencred, S.A.	15,475	106,276
Vencred, S.A.	18,930	4,967
Other	46,920	17,366
	81,325	471,329
Other borrowings-		
Participaciones Vencred, S.A.	817,448	1,850,000
Soficrédito Banco de Inversión, C.A.	282,854	-
Sogecrédito, C.A. de Arrendamiento Financiero	70,118	-
	1,170,420	1,850,000
Interest and commissions payable-		
Obligations with domestic financial institutions up to one year--		
Participaciones Vencred, S.A.	-	1,079
	1,251,745	2,322,408
MEMORANDUM ACCOUNTS:		
Guarantees granted-		
Valores Vencred, S.A.	660,000	660,000
Other	-	6,165
	660,000	666,165

23. FOREIGN CURRENCY POSITION:

The balances in foreign currency included in the balance sheets, are detailed as follows:

	December 31, 2001		June 30, 2001	
	US$	Bs.	US$	Bs.
	(Thousands)			
ASSETS:				
Cash and due from banks	24,392	18,465,122	54,075	38,825,834
Investment securities	147,505	111,660,967	129,105	92,697,590
Loan portfolio	2,287	1,731,440	4,237	3,042,189
Interest and commissions receivable	302	228,756	563	404,308
Other assets	453	342,870	911	654,398
	174,939	132,429,155	188,891	135,624,319
LIABILITIES:				
Customers' deposits	(110,654)	(83,765,436)	(91,990)	(66,048,624)
Other borrowings, other demand obligations and other financial intermediation obligations	(712)	(538,801)	(2,917)	(2,094,231)
Interest payable	(16)	(11,845)	(20)	(14,261)
Other liabilities	(160)	(121,378)	(19)	(13,866)
	(111,542)	(84,437,460)	(94,946)	(68,170,982)

	December 31, 2001		June 30, 2001	
	US$	Bs.	US$	Bs.
MEMORANDUM ACCOUNTS:				
Debit contingent accounts, net	(60,024)	(50,686,912)	(88,650)	(64,857,240)
Other debit memorandum accounts, net	1,556	1,200,290	(15,544)	(11,160,926)
	(58,468)	(49,486,622)	(104,194)	(76,018,166)

The amounts shown in dollars include minor amounts in other foreign currencies such as Euro, pound sterling, German marc, Canadian dollars, yens, among others, presented at their corresponding value in dollars.

During the six-month periods ended December 31 and June 30, 2001, the Bank obtained income corresponding to exchange fluctuations, including income from foreign currency forward exchange transactions, of approximately Bs. 4,254 million and Bs. 3,410 million, and losses for approximately Bs. 379 million and Bs. 408 million, which are presented in the statements of income in the "Other operating income" and "Other operating expenses" captions, respectively.

According to the General Law of Banks and Other Financial Institutions, commercial banks should maintain their net position in foreign currency within limits provided by Banco Central de Venezuela (BCV) through special resolutions. As of December 31 and June 30, 2001, the net position in foreign currency allowed by BCV was approximately US$ 16 million (Bs. 12,489 million) and US$ 18 million (Bs. 13,195 million), respectively, equivalent to 12% and 15% of net stockholders' equity, respectively. The net position in foreign currency maintained for those dates, calculated on the basis of the Bank's individual financial statements under parameters provided by said institution, amounts to approximately Bs. 1,495 million (US$ 2 million) and Bs. 8,571 million (US$ 12 million).

24. AMENDMENT TO THE INCOME TAX LAW:

On December 28, 2001, the Law N° 71 including the Amendment to the Income Tax Law was published in Extraordinary Official Gazette N° 5566. The most significant changes effective from periods beginning after the publication of the Law, are as follows:

a. Imputation of foreign losses to the national income or loss, will not be admitted.

b. The transfer price regime applicable to imports and exports of goods and services between related companies was substantially modified. Technical assistance services as well as technological services and other provided by foreign related parties are now subjected to said regime.

c. The dividend tax regulations establish that the accounting income to be considered shall be that approved by the Shareholders on the basis of the financial statements prepared in conformity with accounting standards provided by the Venezuelan Superintendence of Banks and other Financial Institutions.

d. In case of dividends declared per share, a 1%-tax advance shall be paid. Said advance will be calculated on the total value of the dividend declared.

e. Elimination of the standard providing the rejection of the expense for payments where the income tax withholding agents do not comply with formal duties provided by the special income tax withholding regime.

f. New standards were added to the tax adjustment for inflation regime, and certain existing standards were modified.

25. AMENDMENT TO THE GENERAL LAW OF BANKS AND OTHER FINANCIAL INSTITUTIONS:

On November 13, 2001, Decree N° 1526 including the Amendment to the General Law of Banks and Other Financial Institutions, was published in Extraordinary Official Gazette N° 5555. The most significant changes included in the amendment, effective January 1, 2002, are summarized as follows:

1. It introduces two types of specialized banks: development bank and secondary bank, and adds the juridical figure of frontier exchange operators as well as Savings and Loans Entities, which were ruled by the Savings and Loans National System Law.

2. The amended law includes certain criteria of the Financial Regulation Law and extends the entailment criteria for the incorporation of related companies, adding the concept of significant influence, and includes foreign subsidiaries within the financial group notion.

3. Universal and commercial banks as well as savings and loan entities must allot a minimum percentage of their loan portfolio to the grant of microcredits or placements in financial institutions for said purpose. Said percentage shall be 1% of the loan portfolio for the prior six-month period, until reaching 3% over a two-year term.

4. As to significant changes related to trusts, total funds granted in trust shall not exceed five times the fiduciary institution's capital stock, among others.

5. Some of the main changes as to provisions for commercial banks, are as follows:

   a. The minimum capital required increased to Bs. 16,000 million, (Bs. 8,000 million for banks domiciled outside the metropolitan area)

   b. Additional prohibitions:

      - Acquiring over 20% of a company's capital stock maintaining the participation over three years, period in which the capital stock must be reduced to the maximum limit (10%). It excludes companies conducting bank activity-related operations duly authorized by the SUDEBAN. At any rate, the total investments including the participation in bank activity-related companies, as a whole, should not exceed 20% of stockholders' equity.

      - Acquiring obligations issued by banks, savings and loans entities and other financial institutions, except for placement of time treasury surplus not over 60 days.

6. It introduces new prohibitions additional to those included in the former Law for financial institutions. Some of these prohibitions, are as follows:

   a. The grant of credits to stock exchange offices belonging to the same financial group of the institution.

b. Raffles or any other similar modality with the purpose of granting prizes, or any other mechanisms based on hazard to gain or maintain clients.

c. Payment of remuneration exceeding as a whole 20% of operating expenses, to presidents, vice presidents, directors, counsels, advisors and administrators, as well as consorts or relatives within fourth level of consanguinity and second level of affinity.

d. Financial institutions are not allowed to act as fiduciary or trustees with natural persons and legal entities connected or related to the related bank or financial institution.

7. When the legal reserve amounts to 50% of capital stock, at least 10% of the income for the period shall be used until reaching 100% of the capital stock.

8. It increases the guarantee limit of deposits to Bs. 10 million.

Financial institutions ruled by this Law must present before the SUDEBAN an adjustment plan over the next three months to get in line with the provisions of this Law, with a maximum term of 12 months for its execution, effective all from the effective date of said law. Management considers that changes provided by the new Law will not significantly impact its financial statements.

26. LAWS PROMULGATED UNDER THE ENABLING LAW:

In November 2001, based on the Enabling Law, published in Official Gazette of the Bolivarian Republic of Venezuela N° 37076, dated November 13, 2000, which authorized the President of the Republic to decree laws on matters under its responsibilities, the National Government promulgated several laws regulating different sectors of the economy, such as agriculture, cattle and oil sectors, among others.

These law decrees include significant regulations that might have a significant effect on the way the financial sector is conducting its operations with certain clients. The Bank's Management is analyzing the impact of changes in these laws in order to measure their effects and evaluate the Bank's operation in certain industries and with some clients.

27. MERGER OF COMPANIES:

As explained in Note 1, on December 26, 2001, the Superintendence of Banks and Other Financial Institutions approved the merger of the Bank with its affiliates Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero.

On the Extraordinary Stockholders' Meeting dated July 26, 2001, it was approved that the merger includes a "Share Distribution Plan" through which Banco Venezolano de Crédito, S.A.C.A. will issue shares on behalf of the stockholders of the affiliates to be merged in exchange for equivalent shares of those entities. Shares to be issued will be calculated on the basis of the market-book ratio for entities to be merged, taking as a basis the estimated average market values for the last 90 days of entities involved before July 23, 2001, less treasury shares and dividends that would be declared by the entities in August 2001 on retained earnings as of June 30, 2001.

As a result of the aforementioned plan, a share of the Bank corresponds to 6.5808071 shares of Soficrédito, Banco de Inversión, C.A. and to 5.2685368 shares of Sogecrédito, C.A., de Arrendamiento Financiero. Such equivalence will be applied to acquire the shares of the aforementioned companies owned by third parties with a participation of 85% and 60%, respectively. The acquisition cost, equivalent to market value, is approximately Bs. 34,936 million.

The Bank has determined that the effective acquisition date for the purpose of the merger is July 26, 2001 that is the date on which the merger was approved during a Stockholders' Meeting and the Bank took control of net assets and operations of entities absorbed. Consequently, the results of operations of the entities merged from the effective acquisition date, will be included in the Bank's financial statements upon compliance with legal requirements.

Management estimates that, once the merger is effective, the capital stock will increase to Bs. 37,267 million originating a premium in shares issuance for Bs. 27,386 million and a goodwill, net of amortization for the six-month period for Bs. 4,363 million. The net stockholders' equity at the beginning of operations of Banco Venezolano de Crédito, S.A.C.A. will amount to Bs. 141,337 million.

28. SUBSEQUENT EVENT:

On January 24, 2002, the Bank registered the new entity resulting from the merger of Soficrédito Banco de Inversión, C.A. and Sogecrédito C.A. de Arrendamiento Financiero, and turned Banco Venezolano de Crédito, S.A.C.A. into a universal bank changing its corporate name to "Venezolano de Crédito, S.A., Banco Universal.

29. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH:

The accompanying financial statements are presented on the basis of accounting practices of the Venezuelan Superintendence of Banks and Other Financial Institutions. Certain accounting principles applied by the Bank and its Branch in their financial statements for use in Venezuela may not conform with generally accepted accounting principles in other countries.

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A.
AND ITS GRAND CAYMAN BRANCH

Supplemental pro forma
Financial statements
as of December 31 and June 30, 2001

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

SUPPLEMENTAL PRO FORMA BALANCE SHEETS -- DECEMBER 31 AND JUNE 30, 2001

(Stated in thousands of constant bolivars)

ASSETS	December 31, 2001	June 30, 2001
CASH AND DUE FROM BANKS:		
Cash	16,948,442	15,322,169
Banco Central de Venezuela	60,837,393	44,331,641
Due from domestic banks and other financial institutions	5,321,884	3,937,961
Due from foreign banks and correspondents	16,023,227	36,917,025
Due from main office and branches	-	-
Clearing house funds	31,873,831	29,176,628
(Allowance for cash and due from banks)	(65,165)	(1,283)
	130,939,612	129,684,141
INVESTMENT SECURITIES:		
Trading securities	-	-
Available-for-sale securities	55,494,407	1,918,310
Held-to-maturity securities	59,611,570	85,689,830
Other securities	10,700,000	24,380,938
Restricted cash investments	23,029,372	12,573,395
(Allowance for investment securities)	-	-
	148,835,349	124,562,473
LOAN PORTFOLIO:		
Current loans	199,611,060	208,549,643
Restructured loans	1,448,563	1,584,000
Past-due loans	1,487,669	1,588,333
Loans in litigation	2,175,575	2,200,638
(Allowance for loan portfolio)	(7,709,774)	(7,478,402)
	197,013,093	206,444,212
INTEREST AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	25,979	55,024
Accrued interest receivable from investment securities	634,209	427,964
Accrued interest receivable from loan portfolio	3,747,111	2,146,762
Commissions receivable	276,468	843,373
Accrued interest receivable from other accounts receivable	139,075	389,036
(Allowance for accrued interest receivable from loan portfolio and other)	(25,150)	(21,731)
	4,797,692	3,840,428
INVESTMENTS IN FOREIGN SUBSIDIARIES, AFFILIATES, BRANCHES AND AGENCIES:		
Investments in other institutions	8,369,892	6,917,958
Investments in foreign branches or agencies		-
(Allowance for investments in foreign subsidiaries, affiliates, branches and agencies)	(148,839)	(148,839)
	8,221,053	6,769,119
FORECLOSED ASSETS	9,732,209	4,086,618
PROPERTY AND EQUIPMENT	39,858,941	51,504,302
OTHER ASSETS	6,653,986	4,502,182
	546,051,935	531,393,475
MEMORANDUM ACCOUNTS:		
Contingent debit accounts	134,094,273	152,452,323
Trust assets	1,127,797,592	1,139,949,153
Trusts	-	20,383,820
Other memorandum debit accounts	814,563,447	1,026,486,863
	2,076,455,312	2,339,272,159

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2001	June 30, 2001
CUSTOMERS' DEPOSITS:		
Deposits in current accounts	206,255,307	195,086,503
Other demand obligations	16,683,498	34,876,980
Money transaction table obligations	-	-
Savings deposits	106,580,445	91,985,234
Time deposits	5,607,707	3,676,557
Securities issued by the Bank	-	-
Restricted customers' deposits	32,075,069	28,227,476
	367,202,026	353,852,750
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS:		
Obligations with domestic financial institutions up to one year	29,109,646	27,665,756
Obligations with domestic financial institutions over one year	-	-
Obligations with foreign financial institutions up to one year	95,663	106,404
Obligations with foreign financial institutions over one year	-	-
Obligations resulting from other borrowings up to one year	-	-
Obligations resulting from other borrowings over one year	-	-
	29,205,309	27,772,160
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	549,238	2,231,033
INTEREST AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	24,478	50,944
Accrued expenses for obligations with Banco Central de Venezuela (BCV)	-	-
Accrued expenses for obligations and deposits with *Banco Nacional de Ahorro y Préstamo*	-	-
Accrued expenses for other borrowings	23,686	17,700
Accrued expenses for other financial intermediation obligations	17,933	-
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for subordinated obligations	-	-
	66,097	68,644
OTHER LIABILITIES	20,234,403	19,051,569
Total liabilities	417,257,073	402,976,156
STOCKHOLDERS' EQUITY:		
Paid-in capital	29,484,000	29,484,000
Capital stock restatement	155,659,199	155,659,199
Uncapitalized equity contributions	15,640,774	15,640,774
Capital reserves	143,790,892	142,811,342
Accumulated deficit	(215,640,385)	(215,128,976)
Unrealized net loss in available-for-sale securities	(139,618)	(49,020)
Total stockholders' equity	128,794,862	128,417,319
	546,051,935	531,393,475
CONTRA MEMORANDUM ACCOUNTS	2,076,455,312	2,339,272,159

EXHIBIT II

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

SUPPLEMENTAL PRO FORMA STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2001
(Stated in thousands of constant bolivars, except for amounts per shares)

	December 31, 2001	June 30, 2001
FINANCIAL INCOME:		
Cash and due from banks	1,616,511	1,613,835
Investment securities	6,318,740	4,655,079
Loan portfolio	26,002,765	16,750,106
Other accounts receivable	810,559	1,449,599
Investments in subsidiaries and affiliates	-	
Main office, branches and agencies	-	-
Other	138,150	563,225
	34,886,725	25,031,844
FINANCIAL EXPENSES:		
Customers' deposits	4,372,159	2,807,826
Obligations with Banco Central de Venezuela	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	881,565	545,095
Other financial intermediation obligations	12,346	12,189
Subordinated obligations	-	-
Obligations convertible into capital	-	-
Main office, branches and agencies	-	-
Other	7,424	5,376
Monetary loss	3,720,805	2,678,438
	8,994,299	6,048,924
Gross financial margin	25,892,426	18,982,920
RECOVERY OF FINANCIAL ASSETS	551,614	562,138
PROVISION FOR UNCOLLECTIBLE AND DEVALUATED FINANCIAL ASSETS:		
Provision for uncollectible loans and other accounts receivable	-	-
Provision for devaluation of financial investments	-	-
Provision for reconciling items	52,900	-
	52,900	-
Net financial margin	26,391,140	19,545,058
LESS- OPERATING EXPENSES:		
Personnel	12,049,233	10,610,663
Operating	9,646,541	8,908,887
Payments to Fondo de Garantía de Depósitios y Protección Bancaria	587,499	564,261
Payments to the Superintendence of Banks and Other Financial Institutions	53,991	57,547
	22,337,264	20,141,358
Financial intermediation margin	4,053,876	(596,300)
OTHER OPERATING INCOME	15,650,749	13,453,225
OTHER OPERATING EXPENSES	8,614,318	3,588,420
Gross margin	11,090,307	9,268,505
EXTRAORDINARY INCOME	-	-
EXTRAORDINARY EXPENSES	23,799	83,807
Gross income before income taxes	11,066,508	9,184,698
INCOME TAXES	260,935	1,796,347
Net income	10,805,573	7,388,351
ALLOCATION OF NET INCOME:		
Legal reserve	979,601	607,931
Statutory profit- sharing- Board of Directors	1,856,270	1,118,639
	1,856,270	1,118,639
Retained earnings-		
Undistributed and restricted surplus	3,984,851	2,830,890
Surplus to be applied	3,984,851	2,830,891
	7,969,702	5,661,781
	10,805,573	7,388,351
NET EARNINGS PER SHARE (in bolivars)	183	131
AVERAGE OF OUTSTANDING SHARES FOR THE SIX-MONTH PERIOD (in thousands)	58,968	56,581

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

SUPPLEMENTAL PRO FORMA STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2001
(Stated in thousands of constant bolivars)

					Retained earnings					
	Paid-in capital	Paid-in capital restatement	Uncapitalized equity contributions	Capital reserves	Undistributed and restricted surplus	Surplus to be applied	Result from exposure to inflation	Total	Unrealized loss in available-for-sale investment securities	Total stockholders' equity
BALANCES, as of December 31, 2000	25,272,000	155,363,947	15,640,774	142,203,411	17,198,361	8,226,329	(238,583,733)	(213,159,043)	(127,900)	125,193,189
Net income for the six-month period	-	-	-	-	-	7,388,351	-	7,388,351	-	7,388,351
Transfer to legal reserve	-	-	-	607,931	-	(607,931)	-	(607,931)	-	-
Statutory profit-sharing - Board of directors	-	-	-	-	-	(1,118,637)	-	(1,118,637)	-	(1,118,637)
Dividends declared-										
Cash	-	-	-	-	-	(3,124,464)	-	(3,124,464)	-	(3,124,464)
Stocks	4,212,000	295,252	-	-	(4,507,252)	-	-	(4,507,252)	-	-
Unrealized net loss in the valuation of available-for-sale investment securities	-	-	-	-	-	-	-	-	78,880	78,880
Transfer of 50% of the income for the six-month period to the restricted surplus account	-	-	-	-	2,830,890	(2,830,890)	-	-	-	-
BALANCES, as of June 30, 2001	29,484,000	155,659,199	15,640,774	142,811,342	15,521,999	7,932,758	(238,583,733)	(215,128,976)	(49,020)	128,417,319
Net income for the six-month period	-	-	-	-	-	10,805,573	-	10,805,573	-	10,805,573
Transfer to legal reserve	-	-	-	979,550	-	(979,550)	-	(979,550)	-	-
Statutory profit-sharing - Board of directors	-	-	-	-	-	(1,856,269)	-	(1,856,269)	-	(1,856,269)
Dividends declared- Cash	-	-	-	-	-	(8,426,016)	-	(8,426,016)	-	(8,426,016)
Unrealized income from equity participation	-	-	-	-	(55,147)	-	-	(55,147)	-	(55,147)
Unrealized net loss in the valuation of available-for-sale investment securities	-	-	-	-	-	-	-	-	(90,598)	(90,598)
Transfer of 50% of the income for the six-month period to the restricted surplus account	-	-	-	-	3,984,851	(3,984,851)	-	-	-	-
BALANCES, as of December 31, 2001	29,484,000	155,659,199	15,640,774	143,790,892	19,451,703	3,491,645	(238,583,733)	(215,640,385)	(139,618)	128,794,862

EXHIBIT IV

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

SUPPLEMENTAL PRO FORMA STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2001
(Stated in thousands of constant bolivars)

	December 31, 2001	June 30, 2001
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
Net income for the six-month period	10,805,573	7,388,351
Adjustments to reconcile net income to cash provided by operating activities-		
Provision for uncollectible and devaluated financial assets	52,899	-
Depreciation and amortization	7,466,373	2,878,071
Equity participation for the six-month period	(1,439,519)	-
Loss from sale of shares in subsidiaries	(4,566)	-
Net change in trading securities	-	705,995
Net change in other assets	(2,655,808)	193,240
Net change in interest and commissions receivable	(957,264)	(178,843)
Net change in accruals and other liabilities	1,129,935	(3,208,383)
Net change in interest and commissions payable	(2,547)	(15,618)
Statutory earnings	(1,856,269)	(1,118,640)
Net cash provided by operating activities	12,538,807	6,644,173
CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES:		
Net change in customers' deposits	13,349,276	11,581,324
Net change in other borrowings	1,433,149	4,426,112
Net change in other financial intermediation obligations	(1,681,795)	924,028
Dividends paid	(8,426,016)	(3,124,464)
Net cash (used in) provided by financing activities	4,674,614	13,807,000
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Loans granted for the period	(479,468,235)	(625,482,359)
Loans collected for the period	486,973,790	620,792,745
Net change in available-for-sale securities	(53,666,695)	15,044,018
Net change in held-to-maturity securities	26,078,260	(15,501,459)
Net change in other investment securities	13,680,938	8,959,061
Net change in restricted cash investments	(10,455,977)	(4,726,709)
Dividends received from subsidiaries	521,363	-
Capital contributions in subsidiaries	(600,000)	(1,885,610)
Sale of shares in subsidiaries	16,017	-
Additions to property and equipment and foreclosed assets, net	962,589	(11,748,693)
Net cash used in investing activities	(15,957,950)	(14,549,006)
Net increase in cash and due from banks	1,255,471	5,902,167
CASH AND DUE FROM BANKS, at the beginning of the six-month period	129,684,141	123,781,974
CASH AND DUE FROM BANKS, at the end of the six-month period	130,939,612	129,684,141

EXHIBIT V

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A.
AND ITS GRAND CAYMAN BRANCH

NOTES TO SUPPLEMENTAL PRO FORMA FINANCIAL STATEMENTS
DECEMBER 31 AND JUNE 30, 2001

1. SUPPLEMENTAL INFORMATION:

The inflation-adjusted financial statements, presented as supplemental pro forma information in Exhibits I to IV, have been prepared following the same accounting practices summarized in Note 2 to the basic financial statements, except that the adjusted financial statements include the effects of the inflation on the financial information. Therefore, they have a different presentation under accounting standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions for historical financial statements presented as basic information.

2. BASIS OF PRESENTATION:

The financial statements adjusted for inflation effects have been prepared on the basis of the Bank's historical accounting records and have been stated in constant bolivars as of December 31, 2001, based upon the general price-level method, in order to reflect the purchasing power of the currency at year-end.

The purpose of the adjustment for inflation is to restate the accounting records from historical bolivars to constant currency of similar purchasing power, which eliminates the distortion produced by the inflation in the financial statements as a result of the inclusion of bolivars of different purchasing power. The resulting amounts do not purport to represent the fair market value, the replacement costs or any other measure of the current values of the Bank's assets or prices at which the transactions would be commonly made.

The financial statements of the prior year (June 2001) have been updated in currency of the last year-end and these amounts differ from the amounts presented originally in currency of the corresponding six-month period. As a result, the amounts of both financial statements are comparable between them, and are also comparable to the amounts of prior six-month period, since they are all expressed in currency of similar purchasing power.

The Bank adopted the general price-level method to restate its historical accounting records. This method consists of restating the accounting records through the application of the general consumer price index (CPI) for the metropolitan area of Caracas, published monthly by Banco Central de Venezuela, which estimates the constant prices of the economy. The indexes used for restating, with 1997 as the base year, were as follows:

	December 31, 2001	June 30, 2001
Year-end	231.30	218.20
Average index	226.42	212.42

The accumulated inflation rates for the six-month periods ended December 31 and June 30, 2001 were 6.02% and 5.93%, respectively.

A summary of the procedures applied to restate the financial statements for inflation effects, in accordance with the general price-level method, is as follows:

a. Monetary assets and liabilities, represented by cash and due from banks, investment securities, loan portfolio, interest and commissions receivable, certain items of other assets, customers' deposits, other borrowings, other financial intermediation obligations and accruals and other liabilities, are presented with the same amounts shown in the historical accounting records since they state the monetary value of their components at the date of the balance sheet.

b. Nonmonetary assets and liabilities, represented by investments in subsidiaries, affiliates and branches, foreclosed assets, property and equipment and certain items of other assets, are adjusted by applying the CPI, in accordance with the date in which they originated.

c. Paid-in capital stock, retained earnings and other equity accounts are restated from the date of contribution or origin, through the application of the CPI.

d. The profit and loss accounts (statements of income) are restated based on the general average CPI for the year, except for costs and expenses related with nonmonetary assets that were restated according to the adjusted values of the related assets.

As a result of the restatements made under the general price-level method, a monetary loss arises, which is presented in the "Financial expenses" caption of the income for the period, and represents the loss resulting from a monetary denominated asset position during an inflationary period since a monetary liability can be paid with currency of lower purchasing power while the monetary asset reduces its actual value.